Exhibit 99.1

NOTICE OF MEETING & MANAGEMENT INFORMATION CIRCULAR For the annual meeting of shareholders to be held on June 16, 2021

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual meeting of holders (“Shareholders”) of common shares (the “Shares”) of CI Financial Corp. (the “Corporation” or “CI”) will be held on Wednesday, June 16, 2021 at 2:00 p.m. (Toronto time) solely as a virtual (online) meeting by way of live audio webcast at https://web.lumiagm.com/497968536 (the “Meeting”) for the following purposes: 1. To receive the consolidated financial statements of CI for the fiscal year ended December 31, 2020, together with the auditors’ report thereon; 2. To elect directors of CI (the “Directors”) for the ensuing year; 3. To appoint auditors of CI for the ensuing year and authorize the Directors to fix the auditors’ remuneration; 4. To consider and provide an advisory vote on the board of Directors’ (the “Board”) approach to executive compensation; and 5. To transact such other business as may properly be brought before the Meeting or any adjournment thereof. The Management Information Circular dated April 28, 2021 (the “Information Circular”) provides additional information relating to matters to be dealt with at the Meeting. Shareholders are reminded to review the Information Circular before voting. The Board has fixed the close of business on April 23, 2021 as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof. ATTENDING THE ONLINE MEETING In light of the dangers associated with the COVID-19 pandemic, commonly known as the coronavirus, the Corporation wishes to mitigate risk to the health and safety of communities, Shareholders, employees and other stakeholders. For that reason, the Corporation is holding the Meeting solely as a virtual (online) meeting which will be conducted by way of live audio webcast. Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with Directors and management of the Corporation as well as other Shareholders in real time. Shareholders will not be able to attend the Meeting in person, but virtual participation is encouraged. Participants will need an Internet-connected device such as a laptop, computer, tablet or cellphone in order to access the virtual Meeting platform. The virtual Meeting platform will be fully supported across popular web browsers and devices running the most current version of applicable software plugins. Registered Shareholders and duly appointed proxyholders will be able to participate in and vote online in real time at the Meeting at https://web.lumiagm.com/497968536 in accordance with instructions given in this Information Circular.

CI FINANCIAL Proxy Circular ii Non-registered Shareholders (being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to participate or vote at the Meeting. VOTING – GENERAL INFORMATION Registered Shareholders are requested to complete and return the form of proxy included in the Notice Package (as defined below). You may also vote your Shares by proxy by appointing another person to attend the virtual Meeting and vote your Shares for you. To be valid, the form of proxy must be completed, signed and dated and received by the proxy department of the Corporation’s transfer agent, Computershare Investor Services Inc., by mail (a return envelope is provided for that purpose) at Proxy Tabulation, 100 University Avenue, 8th Floor, Toronto Ontario, M5J 2Y1, on the internet at www.investorvote.com or by facsimile at 1-866-249-7775 / 416-263-9524, or instructions must be received by phone at 1-866-732-8683, in each case no later than 5:00 p.m. (Toronto time) on June 14, 2021 or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting. Failure to properly complete or deposit a proxy may result in its invalidation. You are a non-registered Shareholder if your bank, trust company, securities dealer, broker or other intermediary holds your Shares for you. In that case, you will likely not receive a proxy form. Only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. Please return your voting instructions as specified in the voting instruction form delivered to you in the Notice Package. If a registered or non-registered Shareholder appoints a proxyholder other than the management nominees, that registered or non-registered Shareholder must also take the additional step of registering the proxyholder with the Corporation’s transfer agent, Computershare Investor Services Inc., at https://www.computershare.com/CIFinancial by 5:00 p.m. (Toronto time) on June 14, 2021 or the second business day before any adjourned or postponed meeting, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder with the Corporation’s transfer agent will result in the proxyholder not receiving a Username to participate in the Meeting and only being able to attend the Meeting as a guest. NOTICE AND ACCESS INFORMATION The Corporation is utilizing the notice and access mechanism under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice and access allows CI to post electronic versions of proxy-related materials online, rather than mailing paper copies of such materials to Shareholders. Electronic copies of this Notice of Meeting, the Information Circular and the Corporation’s 2020 Annual Report (containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2020 and Management’s Discussion and Analysis thereon) (the “Annual Report”) may be found on the Corporation’s pages on SEDAR at www.sedar.com and also on the Corporation’s website at www.cifinancial.com.

CI FINANCIAL Proxy Circular iii Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing the information prescribed by NI 51-102 and NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s annual and interim financial statements for the 2021 fiscal year. Shareholders may obtain paper copies of the Information Circular and the Annual Report free of charge, or more information about notice and access, by contacting the Corporation’s transfer agent, Computershare Investor Services Inc., at 1-866-962-0498 within North America or direct, from outside North America, at 514-982-8716. In order to receive paper copies of these materials in time to vote before the Meeting, your request must be received by June 1, 2021. April 28, 2021 By Order of the Board of Directors of CI Financial Corp. BRADLEY R. HOWARD Corporate Secretary CI Financial Corp. Your vote is important. Whether or not you expect to attend the virtual Meeting, please exercise your right to vote. Shareholders who have voted by proxy may still attend the virtual Meeting and ask questions.

CONTENTS MANAGEMENT INFORMATION CIRCULAR ................................................................ 1 Notice and Access..................................................................................................................................... 2 HOW TO VOTE YOUR SHARES ............................................................................................................. 2 How to Vote if you are a Registered Shareholder ..................................................................................... 2 How to Vote if you are a Non-Registered Shareholder ............................................................................. 3 Completing the Proxy Form ...................................................................................................................... 5 Participating at the Meeting ....................................................................................................................... 5 Changing Your Vote/Revoking Your Proxy ............................................................................................... 7 Voting Securities and Principal Holders .................................................................................................... 7 How the Votes are Counted ...................................................................................................................... 7 BUSINESS OF THE MEETING ...................................................................................... 8 1. FINANCIAL STATEMENTS ..................................................................................................................... 8 2. ELECTION OF DIRECTORS .................................................................................................................... 8 Nominations for Election as Directors ....................................................................................................... 8 Board and Committee Meetings Held and Attendance of Directors ....................................................... 19 Corporate Cease Trade Orders or Bankruptcies .................................................................................... 20 Penalties and Sanctions .......................................................................................................................... 20 Our Policy on Majority Voting .................................................................................................................. 20 3. APPOINTMENT OF AUDITORS ............................................................................................................ 21 4. SAY ON PAY .......................................................................................................................................... 21 LETTER FROM THE GOVERNANCE, HUMAN RESOURCES, AND COMPENSATION COMMITTEE ................................................................................................................. 22 STATEMENT OF EXECUTIVE COMPENSATION ....................................................... 24 COMPENSATION DISCUSSION AND ANALYSIS ................................................................................... 24 Objectives of the Compensation Program .............................................................................................. 24 Rewarding Demonstrated Performance .................................................................................................. 24 Components of Compensation ................................................................................................................ 26 Determination of Amount of Compensation ............................................................................................ 32 Competitive Market Review .................................................................................................................... 33 Other Relevant Information Considered ................................................................................................. 34 Risk Management ................................................................................................................................... 34 Chief Executive Officer Compensation ................................................................................................... 35 PERFORMANCE GRAPHS........................................................................................................................ 38 SUMMARY COMPENSATION TABLE ...................................................................................................... 40

CI FINANCIAL Proxy Circular ii EQUITY COMPENSATION PLAN INFORMATION ................................................................................... 42 INCENTIVE PLAN AWARDS ..................................................................................................................... 43 TERMINATION AND CHANGE OF CONTROL BENEFITS ...................................................................... 45 DIRECTOR COMPENSATION ................................................................................................................... 46 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS .......................................................... 50 STATEMENT OF GOVERNANCE PRACTICES .......................................................... 51 THE ROLE OF THE BOARD OF DIRECTORS ......................................................................................... 51 Enterprise Risk Management .................................................................................................................. 51 Integrity of Financial Information and Internal Controls .......................................................................... 52 Strategic Planning ................................................................................................................................... 52 Succession Planning ............................................................................................................................... 52 Securityholder Relations and Communications ...................................................................................... 53 BOARD COMPOSITION AND INDEPENDENCE ...................................................................................... 54 Size and Composition ............................................................................................................................. 54 Independence .......................................................................................................................................... 54 Board Expertise Matrix ............................................................................................................................ 55 Term Limits .............................................................................................................................................. 57 Directorships and Board Interlocks ......................................................................................................... 57 Lead Director ........................................................................................................................................... 58 Director Attendance ................................................................................................................................ 59 Ethical Business Conduct ....................................................................................................................... 59 Complaint and Grievance System ........................................................................................................... 60 Committees of the Board ........................................................................................................................ 60 Executive Compensation-Related Fees .................................................................................................. 62 Board, Committee and Director Assessment .......................................................................................... 62 Position Descriptions ............................................................................................................................... 63 Orientation and Education ....................................................................................................................... 66 Board Diversity ........................................................................................................................................ 68 Employee and Executive Officer Diversity .............................................................................................. 69 COMPENSATION ....................................................................................................................................... 70 SHARE OWNERSHIP BY EXECUTIVE OFFICERS AND DIRECTORS .................................................. 70 RESTRICTIONS ON TRADING AND HEDGING SHARES OF THE CORPORATION ............................ 71 NORMAL COURSE ISSUER BID ................................................................................. 72 RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING ........ 72 ADDITIONAL INFORMATION ...................................................................................... 72

CI FINANCIAL Proxy Circular iii OTHER BUSINESS ...................................................................................................... 72 DIRECTORS’ APPROVAL ........................................................................................... 73 SCHEDULE A – ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION ......................................................................................................... 74 SCHEDULE B – BOARD OF DIRECTORS’ MANDATE .............................................. 75

CI FINANCIAL CORP. MANAGEMENT INFORMATION CIRCULAR This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies for use at the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of CI Financial Corp. (the “Corporation” or “CI”) to be held on Wednesday, June 16, 2021 at the time, in the manner and for the purposes set forth in the Notice of the Meeting. In light of the dangers associated with the COVID-19 pandemic, commonly known as the coronavirus, the Corporation wishes to mitigate risk to the health and safety of communities, Shareholders, employees and other stakeholders. For that reason, the Corporation is holding the Meeting solely as a virtual (online) meeting which will be conducted by way of live webcast. Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with Directors (as defined below) and management of the Corporation as well as other Shareholders in real time. Shareholders will not be able to attend the Meeting in person. Participants will need an Internet-connected device such as a laptop, computer, tablet or cellphone in order to access the webcast Meeting platform. The webcast Meeting platform will be fully supported across popular web browsers and devices running the most current version of applicable software plugins. Registered Shareholders and duly appointed Proxyholders will be able to attend, participate and vote online in real time at the Meeting at https://web.lumiagm.com/497968536 in accordance with instructions given in this Information Circular. Non-registered Shareholders (being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as Proxyholder will be able to attend the Meeting as guests but will not be able to vote at the Meeting. The management of CI is soliciting the proxy of Shareholders for use at the Meeting. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of CI. The cost of solicitation will be borne by CI. CI will reimburse intermediaries such as clearing agencies, securities dealers, banks, trust companies or their nominees for reasonable expenses incurred in sending proxy material to beneficial Shareholders and obtaining your proxies. In this document, you and your refer to the Shareholders of CI. We, us, our, the Corporation and CI each refer to CI Financial Corp. Except as otherwise stated, the information contained in this Information Circular is given as of April 28, 2021 and references to CI’s fiscal year are to the year ended December 31, 2020.

CI FINANCIAL Proxy Circular 2 Notice and Access The Corporation is utilizing the notice and access mechanism under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice and access allows issuers to post electronic versions of proxy-related materials (such as information circulars and annual financial statements) online, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Corporation’s website, rather than mailing paper copies of such materials to Shareholders. Notice and access benefits the Corporation through the reduction in both postage and material costs and the promotion of environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Electronic copies of the Notice of Meeting, the Information Circular and the Corporation’s 2020 Annual Report (containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2020 and Management’s Discussion and Analysis thereon) (the “Annual Report”) may be found on the Corporation’s profile on SEDAR at www.sedar.com and also on the Corporation’s website at www.cifinancial.com. The Corporation’s Annual Information Form dated March 1, 2021 (the “Annual Information Form”) can also be found on SEDAR and the CI website. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Information Circular. Shareholders are reminded to review the Information Circular before voting. Shareholders may obtain paper copies of the Information Circular and the Annual Report free of charge, or more information about notice and access, by contacting the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), at 1-866-962-0498 within North America or direct, from outside North America, at 514-982-8716. In order to receive paper copies of these materials in time to vote before the Meeting, your request must be received by June 1, 2021. Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing the information prescribed by NI 51-102 and NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s annual and interim financial statements for the 2021 fiscal year. HOW TO VOTE YOUR SHARES How to Vote if you are a Registered Shareholder You are a registered Shareholder if your name appears on your share certificate or if you are registered as the holder of Shares in the Corporation’s share register maintained by its transfer agent, Computershare. Your proxy form will indicate whether you are a registered Shareholder. Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “Proxyholder”) the authority to vote your Shares for you at the Meeting or any adjournment. If you are a registered Shareholder, the applicable proxy form(s) are included in the Notice Package. If you are a registered Shareholder you can attend the Meeting online or, if you are not able to attend, you may vote by submitting your proxy no later than 5:00 p.m. (Toronto time) on June 14, 2021, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting, in any of the following ways:

CI FINANCIAL Proxy Circular 3 The persons named in the proxy form included in the Notice Package are representatives of CI. These persons will vote your Shares for you, unless you appoint someone else to be your Proxyholder. If you wish that a person other than the representatives of CI identified on the form of proxy attend and participate at the Meeting as your proxy and vote your Shares, you MUST register such Proxyholder with Computershare after having submitted your form of proxy identifying such Proxyholder. Failure to register the Proxyholder will result in the Proxyholder not receiving a Username to participate in the Meeting. Without a Username, Proxyholders will not be able to attend, participate or vote at the Meeting. To register a Proxyholder, Shareholders MUST visit https://www.computershare.com/CIFinancial and provide Computershare with their Proxyholder’s contact information, so that Computershare may provide the Proxyholder with a Username by way of email. If you appoint someone else as your Proxyholder, he or she must be present at the virtual Meeting to vote your Shares and the proxy appointing this individual must be received by our transfer agent, Computershare, no later than 5:00 p.m. (Toronto time) on June 14, 2021 (or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting) and the Proxyholder must be registered with Computershare, as described in more detail above. How to Vote if you are a Non-Registered Shareholder You are a non-registered (or beneficial) Shareholder if your broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (your “Nominee”) holds your Shares for you. BY TELEPHONE Call 1-866-732-8683 (toll free in Canada or the United States) BY INTERNET Go to www.investorvote.com BY MAIL Complete, sign and date the proxy and return it in the envelope provided or otherwise to: Computershare Investor Services Inc., Proxy Tabulation, 100 University Avenue, 8th Floor, Toronto Ontario, M5J 2Y1 BY FAX Complete, sign and date the proxy and fax it to: 1-866-249-7775 (toll free in Canada or the United States) or 416-263-9524 (outside Canada and the United States) BY APPOINTING ANOTHER PERSON TO ATTEND AND VOTE Strike out the two names of the representatives of CI that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the proxy and use one of the methods outlined here to return it to Computershare. The person does not have to be a Shareholder but please ensure that he or she knows that you have appointed them and they are available to attend the Meeting on your behalf.

CI FINANCIAL Proxy Circular 4 If you are a non-registered Shareholder we will not have any record of your ownership, so the only way that you can vote your Shares is by instructing your Nominee. Your Nominee is required to ask for your voting instructions before the Meeting. In most cases, you will receive a voting instruction form from your Nominee as part of your Notice Package that allows you to provide your voting instructions by telephone, on the Internet, by facsimile, or by mail. You should complete the voting instruction form and sign and return it in accordance with the directions on that form. Less frequently, you may receive from your Nominee a proxy form that has already been signed by the Nominee, which is restricted to the number of Shares beneficially owned by you but is otherwise not completed. If you have received this proxy form, you should complete it and return it to Computershare no later than 5:00 p.m. (Toronto time) on June 14, 2021, using one of the methods set out above. Please contact your Nominee if you did not receive a voting instruction form or a proxy form. If you wish that a person other than the representatives of CI identified on the form of proxy or voting instruction form to attend online and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered Shareholder and wish to appoint yourself as Proxyholder to attend, participate, and vote at the Meeting, you MUST register such Proxyholder with Computershare after having submitted your form of proxy or voting instruction form identifying such Proxyholder. Failure to register the Proxyholder will result in the Proxyholder not receiving a Username to participate in the Meeting. Without a Username, Proxyholders will not be able to attend, participate or vote at the Meeting. To register a Proxyholder, Shareholders MUST visit https://www.computershare.com/CIFinancial and provide Computershare with their Proxyholder’s contact information, so that Computershare may provide the Proxyholder with a Username by way of email. If you appoint someone else as your Proxyholder, he or she must be present at the virtual Meeting to vote your Shares, the proxy appointing this individual must be received by our transfer agent, Computershare, no later than 5:00 p.m. (Toronto time) on June 14, 2021 (or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting) and the Proxyholder must be registered with Computershare, as described in more detail above. If you are not sure whether you are a registered Shareholder, please contact Computershare: Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Telephone AnswerLine: 514-982-7555 or 1-800-564-6253 (toll free in Canada and the United States) Fax 1-888-453-0330 (toll free in Canada and the United States) or 416-263-9394 (outside Canada and the United States) E-mail service@computershare.com

CI FINANCIAL Proxy Circular 5 Completing the Proxy Form You can choose to vote “FOR” or “WITHHOLD” your vote in respect of the election of each person nominated as a director and the appointment of auditors, and “FOR” or “AGAINST” the Shareholder advisory vote on executive compensation. The Shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called and if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. When you submit your completed proxy form, you authorize Kurt MacAlpine, the Chief Executive Officer of CI, or William T. Holland, the Chairman of CI, to vote your Shares for you at the Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted: • FOR electing each of the nominated directors who are listed in this Information Circular; and • FOR appointing Ernst & Young LLP as auditors and authorizing the directors of the Corporation (the “Directors”) to fix the auditors’ remuneration. YOUR SHARES WILL NOT BE VOTED IN RESPECT OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION IF YOU HAVE NOT INDICATED HOW YOU WOULD LIKE YOUR SHARES VOTED ON THAT RESOLUTION. You have the right to appoint a person other than the persons designated in the proxy form to represent you at the Meeting. If you are appointing someone else to vote your Shares for you at the Meeting, strike out the two names of the representatives of CI that are printed on the proxy form and write the name of the person you are appointing in the space provided. If you do not specify how you want your Shares voted, your Proxyholder will vote your Shares as he or she sees fit on any matter that may properly come before the Meeting. If you are an individual, you or your authorized attorney must sign the proxy form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy form. A proxy form signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following their signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with CI). If you need help completing your proxy form, please contact Computershare at 514-982-7555 or at 1-800- 564-6253 (toll free in Canada and the United States) or by e-mail at service@computershare.com. Participating at the Meeting The Meeting will be hosted online by way of a live audio webcast. Shareholders will not be able to attend the Meeting in person. Voting at the Meeting will only be available for registered Shareholders and duly appointed Proxyholders. Non-registered Shareholders who have not appointed themselves as a Proxyholder may attend the Meeting by clicking “I am a guest” and completing the online form. Registered Shareholders and duly appointed Proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting. o Registered Shareholders – The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “ci2021”.

CI FINANCIAL Proxy Circular 6 o Proxyholders – Computershare will provide the Proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “ci2021”. Without a Username, Proxyholders will not be able to vote at the Meeting. o Non-Registered Shareholders – if you do not have a 15-digit control number or Username you will only be able to attend as a guest which allows you listen to the Meeting; however, you will not be able to vote or submit questions. United States Non-Registered Shareholders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare Investor Services Inc. 100 University Avenue 8th Floor Toronto, Ontario M5J 2Y1 OR By email at uslegalproxy@computershare.com Requests for registration must be labeled as “Legal Proxy” and must be received no later than 5:00 p.m. (Toronto time) on June 14, 2021. You will receive a confirmation of your registration by email following receipt of your registration materials. You may attend the Meeting and vote your Shares at https://web.lumiagm.com/497968536 during the Meeting. Please note that you are required to register your appointment at www.computershare.com/CIFinancial. To have your Shares voted at the Meeting, each registered Shareholder or Proxyholder will be required to enter the control number or Username provided by Computershare at https://web.lumiagm.com/497968536 prior to the start of the Meeting. If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. In order to participate online, Shareholders must have a valid 15-digit control number and Proxyholders must have received an email from Computershare containing a Username.

CI FINANCIAL Proxy Circular 7 Changing Your Vote/Revoking Your Proxy You can revoke a vote you made by proxy by: • Voting again by telephone or on the Internet before 5:00 p.m. (Toronto time) on June 14, 2021; • Completing a proxy form that is dated later than the proxy form you are changing, and sending it to Computershare so that it is received no later than 5:00 p.m. (Toronto time) on June 14, 2021; • Sending a notice in writing from you or your authorized attorney (or, if the Shareholder is a corporation, by a duly authorized officer) revoking your proxy to the Corporate Secretary of CI so that it is received no later than the last business day before the date of the Meeting or any adjournment thereof; • Giving a notice in writing from you or your authorized attorney (or, if the Shareholder is a corporation, by a duly authorized officer) revoking your proxy to the chair of the Meeting, at the Meeting or any adjournment; or • If you are using a 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest. Voting Securities and Principal Holders CI is authorized to issue an unlimited number of Shares. As at April 28, 2021, 205,341,846 Shares were issued and outstanding. Each Share entitles the Shareholder to one vote in respect of each matter to be voted on at the Meeting. Only persons who were registered as holders of Shares as of the close of business on April 23, 2021 (the “Record Date”) are entitled to receive notice of, and attend and vote at, the Meeting. The Directors and executive officers of CI are not aware of any person who directly or indirectly beneficially owns, or exercises control or direction over, 10% or more of the outstanding Shares. How the Votes are Counted Only persons who were registered as holders of Shares as of the close of business on the Record Date are entitled to receive notice of, attend and vote at the Meeting. CI has prepared or caused to be prepared a list of the registered holders of Shares as of the close of business on the Record Date. At the Meeting, each holder of Shares named on that list will be entitled to vote the Shares shown opposite the holder’s name on the list. Computershare counts and tabulates the votes. It does this independently of CI. Computershare refers proxy forms to management only when (i) it is clear that a Shareholder wants to communicate with management; (ii) the validity of the form is in question; or (iii) the law requires it. All resolutions that are scheduled to be voted upon at the Meeting are ordinary resolutions. A simple majority of the votes cast by proxy and in person will constitute approval by ordinary resolution of each matter voted on at the Meeting.

CI FINANCIAL Proxy Circular 8 BUSINESS OF THE MEETING 1. Financial Statements The consolidated financial statements of CI for the year ended December 31, 2020 have been sent to Shareholders who have requested that they receive a copy and will be placed before the Meeting. The financial statements are also available on the SEDAR website at www.sedar.com. 2. Election of Directors The following pages include a profile of each nominated Director with an explanation of his or her experience, qualifications, top areas of expertise, participation on the board of directors (the “Board of Directors” or the “Board”) and its committees, ownership, value of equity securities of CI and extent of fulfillment of the CI share ownership requirements, as well as participation on the boards of other public companies. A more detailed description of our Directors’ skills can be found in the section of this Information Circular entitled “Statement of Governance Practices – Board Composition and Independence – Board Expertise Matrix”. For information on the compensation paid to non-management Directors, please refer to the section of this Information Circular entitled “Statement of Executive Compensation – Director Compensation”. In addition, a description of the role of the Board is included in the section of this Information Circular entitled “Statement of Governance Practices – The Role of the Board of Directors” and the Mandate of the Board of Directors (the “Board Mandate”) is attached as Schedule “B” to this Information Circular. The Board believes that share ownership is an important criterion for aligning the interests of Directors with those of the Corporation’s other Shareholders. The Board Mandate requires each non-employee Director to acquire, within a three-year period, beneficial ownership of a number of Shares and/or Deferred Share Units (“DSUs”), the market value of which is at least three times the annual retainer paid to the Director. Each Director who is a member of management of the Corporation is required to beneficially own the number of Shares and/or Restricted Share Units (“RSUs”), the market value of which is at least five times his or her current base salary. The profiles below indicate fulfillment of the ownership requirement. In aggregate, the nominated Directors own 20,119,193 Shares, DSUs and/or RSUs, representing approximately 9.8% of the outstanding Shares as of the date of this Information Circular, and aligning their interests with yours. For more information, please refer to the section of this Information Circular entitled “Statement of Governance Practices – Share Ownership by Executive Officers and Directors”. Nominations for Election as Directors The Board currently consists of eight Directors, each of whom was duly elected at the last annual meeting of Shareholders held on June 18, 2020. The Board assesses its effectiveness and optimal size regularly, taking into account its responsibilities, the collective skills, expertise, experience and attributes of its members, and the risks and strategic direction of the Corporation. Having engaged in this discussion, the Board has concluded that eight Directors continues to be the optimal size for effective decision-making. Each of the eight current Directors has agreed to be nominated and stand for election or reelection at the Meeting. Each of the eight nominated Directors is proposed to be elected as a Director to serve until the termination of the next annual meeting of Shareholders or until his or her earlier resignation or removal or his or her successor is elected or appointed.

CI FINANCIAL Proxy Circular 9 The Board believes that a diversity of views, skills and business experience enhances the ability of the Board as a whole to fulfil its responsibilities to the Corporation. The Board is comprised of individuals who bring the right mix of knowledge, interest, skill and experience relevant to the Corporation and required by the Board to fulfill its mandate. In broad terms, the following areas of expertise are the core competencies of the Board: We are satisfied that each of the nominees for election as Directors possesses the necessary skills and experience to guide your company. The competencies of the nominated Directors are also described in the section of this Information Circular entitled “Statement of Governance Practices – Board Composition and Independence – Board Expertise Matrix”. In addition, when assessing nominees for Director, the Board will expect the nominee to demonstrate: We expect each Director to devote the time and resources necessary to properly fulfill his or her responsibilities. For that reason, each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors are expected to adequately prepare for all meetings of the Board, which requires each Director, at a minimum, to have read and considered the materials sent to them in advance of each meeting, and to actively participate in the meetings. In addition, to ensure our Directors have sufficient time and energy to devote to their responsibilities at CI, we limit the number of public company boards on which they can serve and consideration is also given to private company and not-for-profit directorships, as described in greater detail under “Statement of Governance Practices – Board Composition and Independence – Directorships and Board Interlocks”. The Board has determined that six of the eight individuals nominated for election at the Meeting are independent. The nominees who are not independent are Mr. MacAlpine, due to the executive position he holds at CI, and Ms. Murray, who was President of the Corporation until March 31, 2019. Prior to this year, Mr. Holland was considered to be a non-independent director in connection with his role as an executive officer of the Corporation, as Executive Chairman of the Board. After a series of successful executive management succession events, which Mr. Holland oversaw, he resigned from his role as Executive Chairman of the Board on May 11, 2017, along with its accompanying duties, and continued in the role of Chairman of the Board; the Governance, Human Resources, and Compensation Committee (the “GHRC Committee”) now considers Mr. Holland to be independent. All of the members of each of the Audit and Risk Committee and the GHRC Committee of the Board are independent Directors. For more information about the Corporation’s independence standards and assessment, see the section of this Information Circular entitled “Statement of Governance Practices – Board Composition and Independence - Independence”. Accounting and Finance Investment Funds CEO Experience / Strategic Leadership Risk Management Regulatory Affairs Human Resources / Compensation Governance / Legal IT / Fintech Financial Services Sound business judgment High ethical standards Commitment to CI Good communication skills and the ability to influence decision-making Proven track record Team player mentality

CI FINANCIAL Proxy Circular 10 The following table sets out important information regarding each of the Director nominees: TORONTO, ONTARIO CANADA DIRECTOR SINCE 2019 TERM LIMIT: 2031 Independent Age: 58 Areas of Expertise: Accounting and Finance; Investment Funds; Financial Services; Strategic Leadership; Risk Management William E. Butt Mr. Butt spent many years with BMO Financial Group (“BMO”), most recently as Global Head of Investment and Corporate Banking, a role in which he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. Mr. Butt sat on BMO's Management Committee and BMO Capital Markets' Executive, Operating, and Management Committees. He currently serves on the Board of Directors of OMERS Administration Corporation and acts as Chair of its Investment Committee and a member of the Human Resources Committee. Mr. Butt is a director and Campaign Co-Chair of Children’s Aid Foundation of Canada, and a director of St. Michael’s Hospital Foundation. He holds a Bachelor of Commerce from the University of Windsor, an MBA from the Ivey Business School, and the ICD.D designation from the Institute of Corporate Directors. 2020 VOTES IN FAVOUR: 99.31% SHARES OWNED OR CONTROLLED 219,736* *(201,500 Shares and 18,236 DSUs) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON APRIL 28, 2021) $4,320,010 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 10.29 BOARD COMMITTEES Audit and Risk Committee (Chair)

CI FINANCIAL Proxy Circular 11 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2018 TERM LIMIT: 2030 Independent Age: 44 Areas of Expertise: Accounting and Finance; Strategic Leadership; Risk Management; Human Resources / Compensation Brigette Chang-Addorisio Ms. Chang-Addorisio is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang, one of the Corporation’s founders and its CEO from 1996 to 1999. Ms. Chang-Addorisio is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 until 2003 she worked in Ernst & Young’s Audit and Business Advisory group. Ms. Chang-Addorisio holds a Bachelor of Commerce from Queen’s University and a Bachelor of Education from the University of Toronto. 2020 VOTES IN FAVOUR: 98.71% SHARES OWNED OR CONTROLLED 10,217,497(1) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON APRIL 28, 2021) $200,875,991 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 478.28 BOARD COMMITTEES Audit and Risk Committee GHRC Committee

TORONTO, ONTARIO CANADA
DIRECTOR SINCE 1994
TERM LIMIT: N/A

Independent

Age: 62

Areas of Expertise:
Financial Services; Investment Funds; CEO Experience; Strategic Leadership; Risk Management; Governance

2020 VOTES IN FAVOUR:

95.1%



William T. Holland

Mr. Holland is the Chairman of the Board of the Corporation. He joined CI in 1989 and worked in progressively senior roles before being appointed Chief Executive Officer in 1999, a position he held for more than 10 years. Under his leadership, CI significantly expanded its product lineup, diversified its distribution and made a number of acquisitions that contributed strongly to the company's growth and presence in the Canadian wealth management industry. Mr. Holland has been a director of Holland Bloorview Kids Rehabilitation Hospital Foundation since 2006 and a director, a member of the Governing Council and member of the of the Nomination and Governance committee of the Sunnybrook Foundation since 2018.

SHARES OWNED OR CONTROLLED

8,617,249*

*(8,607,666 Shares and 9,583 DSUs)

($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON APRIL 28, 2021)	TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET
$169,415,115	**135.53**

OTHER PUBLIC BOARD DIRECTORSHIPS

Mr. Holland is a director of Real Matters Inc., a public technology company that provides services for the mortgage lending and insurance industries.

CI FINANCIAL Proxy Circular

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CI FINANCIAL Proxy Circular 13 CHICAGO, ILLINOIS USA DIRECTOR SINCE 2019 TERM LIMIT: N/A Not Independent Age: 39 Areas of Expertise: Investment Funds; Financial Services; Strategic Leadership; Risk Management; Human Resources / Compensation; IT / Fintech Kurt MacAlpine Mr. MacAlpine was appointed Chief Executive Officer and Director of the Corporation in September 2019. He has extensive experience in the global asset and wealth management industry, having previously served as Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management and as a Partner and Leader of the North American Asset Management Practice at McKinsey & Company. At WisdomTree, a global asset manager and exchange-traded fund sponsor based in New York, Mr. MacAlpine was responsible for all client-facing functions globally, including distribution, marketing, data intelligence and strategy, business development, and client solutions. He also oversaw the majority of the firm’s international businesses. He was a member of the company’s global executive management committee and sat on the boards of several of its international entities. Prior to joining WisdomTree in July 2015, Mr. MacAlpine was a Partner at McKinsey, a global management consulting firm, based in its New York office. In his role as a Partner, he managed global consulting teams working with some of the largest asset and wealth managers in the world on topics related to strategy, distribution, marketing, international expansion, mergers and acquisitions, and product development. Mr. MacAlpine holds a Bachelor of Commerce degree from Saint Mary’s University and an MBA from Queen’s University. 2020 VOTES IN FAVOUR: 99.12% SHARES OWNED OR CONTROLLED 477,871* *(75,268 Shares and 402,603 RSUs) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON APRIL 28, 2021) $9,394,944 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 2.35 (2) OTHER PUBLIC BOARD DIRECTORSHIPS The Chief Executive Officer is not permitted to sit on other public company boards.

CI FINANCIAL Proxy Circular 14 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2013 TERM LIMIT: 2025 Independent Age: 71 Areas of Expertise: Regulatory Affairs; Strategic Leadership; Risk Management; Governance / Legal; Human Resources / Compensation David P. Miller Mr. Miller is an accomplished leader and strategic advisor with more than three decades of legal experience in the telecommunications and media industries. He has expertise in mergers and acquisitions and a wide variety of commercial agreements. Until December 2018, Mr. Miller was the Chief Legal and Corporate Affairs Officer and Secretary of Rogers Communications Inc., a leading Canadian telecommunications provider. He had been with Rogers for over 30 years in increasingly senior roles and has extensive experience in public and private financing and operating in a highly regulated industry. Mr. Miller has been a member of the Advisory Board of Atlantic Packaging Products Limited since 2012, where his roles have included Chair of the Advisory Board, Chair of the Governance Committee, and a member of the Audit Advisory Committee. He was also a Director of Maple Leaf Sports and Entertainment Partnership from 2017-2019 and served on the Audit Committee and Human Resources Committee. Since 2018, Mr. Miller has been a Distinguished Fellow at the Ted Rogers School of Management at Ryerson University. Mr. Miller holds a Bachelor of Civil Law and Bachelor of Common Law from McGill University. 2020 VOTES IN FAVOUR: 88.48% SHARES OWNED OR CONTROLLED 15,764* *(8,500 Shares and 7,264 DSUs) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON APRIL 28, 2021) $309,920 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 0.74 (3) BOARD COMMITTEES GHRC Committee (Chair)

CI FINANCIAL Proxy Circular 15 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2011 TERM LIMIT: 2023 Independent Age: 65 Areas of Expertise: Accounting and Finance; Investment Funds; Financial Services; Regulatory Affairs; Strategic Leadership; Governance / Legal; IT / Fintech Tom P. Muir | FCPA, FCA. FCBV Mr. Muir is the Lead Director of the Corporation. Mr. Muir is a director and Chair of the Audit Committee of Merrco Payments Inc., a provider of secure payment solutions, and a director and member of the Finance and Audit Committee of Brewers Retail Inc., which operates over 450 retail stores in Ontario under the name “The Beer Store”. Mr. Muir was Co-Managing Director of Muir Detlefsen & Associates Limited, from 2007 through 2017, a company which worked in partnership with shareholders of public and private companies to develop and implement value- added strategic and operational plans for investee businesses. His prior operating positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc, a leading public Canadian consumer packaged food company, and Co-Head of the Investment Banking Group and Member of the Executive Committee at RBC Dominion Securities Inc. Mr. Muir has served on the Board of Directors of many public companies in the past, including serving as Lead Director, Chair of Audit/Finance Committees and on Governance and Human Resources Committees. Mr. Muir is a Fellow, Chartered Professional Accountant, a Fellow, Chartered Business Valuator, and a Life Member of the Institute of Chartered Business Valuators. Mr. Muir has a Bachelor of Commerce from the University of Toronto. 2020 VOTES IN FAVOUR: 98.30% SHARES OWNED OR CONTROLLED 100,392 ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON APRIL 28, 2021) $1,973,707 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 4.70 BOARD COMMITTEES Audit and Risk Committee GHRC Committee

CI FINANCIAL Proxy Circular 16 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2018 TERM LIMIT: 2030 Not Independent Age: 65 Areas of Expertise: Investment Funds; Financial Services; Regulatory Affairs; Strategic Leadership; Risk Management; Governance / Legal; Human Resources / Compensation; Fintech Sheila A. Murray Ms. Murray is the former President of CI Financial Corp., a position she held from 2016-2019. Previously, she had been Executive Vice-President, General Counsel and Secretary since 2008, following a 25-year career at Blake, Cassels & Graydon LLP, where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. Ms. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees. Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School and has taught securities regulation and corporate finance for several years at Queen’s and the University of Toronto in University of Toronto ‘s Global Professional Master of Laws. Ms. Murray has been a director of a number of charitable institutions. Ms. Murray received her Bachelor of Commerce and Bachelor of Laws degrees from Queen’s University. 2020 VOTES IN FAVOUR: 91.28% SHARES OWNED OR CONTROLLED 85,684 ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON APRIL 28, 2021) $1,684,547 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 4.01 OTHER PUBLIC BOARD DIRECTORSHIPS Ms. Murray is Chair of the board of Teck Resources Limited, Canada’s largest diversified resource company; a trustee of Granite Real Estate Investment Trust, a Canadian-based real estate investment trust engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe; a director of Granite REIT Inc., a unitholder along with Granite Real Estate Investment Trust in Granite REIT Holdings Limited Partnership; and a director of BCE Inc., the publicly traded Canadian holding company for the Bell Canada group of companies, which includes telecommunications providers and various mass media assets under its subsidiary Bell Media Inc.

TORONTO, ONTARIO CANADA
DIRECTOR SINCE 2018
TERM LIMIT: 2030

Independent

Age: 57

Areas of Expertise: Investment Funds; Financial Services; Strategic Leadership; Accounting and Finance; Human Resources / Compensation

2020 VOTES IN FAVOUR:

98.63%



Paul J. Perrow

Mr. Perrow has over 30 years of valuable experience in the asset management industry. Mr. Perrow was Senior Vice President, Director Sales and Marketing with CI Investments Inc. until December 1996. From 1996 to 2013 he held a number of other senior industry positions including Managing Partner of Red Sky Capital which offered investment funds to accredited investors, Co-Head and Managing Director of Merrill Lynch Investment Managers Canada, Co-Founder and President of Fairway Capital Management Corp. (Toronto) and President and Chief Executive Officer of BluMont Capital, and a Director of Integrated Asset Management Corp., when it was a public company. He also acts as Chair of the Investment Committee of Holland Bloorview Kids Rehabilitation Hospital Foundation.

SHARES OWNED OR CONTROLLED

385,000

($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON APRIL 28, 2021)	TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET
$7,569,100	**18.02**

BOARD COMMITTEES

Audit and Risk Committee
GHRC Committee

OTHER PUBLIC BOARD DIRECTORSHIPS

Mr. Perrow is a director of Euro Sun Mining Inc. (formerly Carpathian Gold Inc.), a Canadian-based development-stage mining company.

CI FINANCIAL Proxy Circular

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CI FINANCIAL Proxy Circular 18 Notes: (1) Ms. Chang-Addorisio has 100% beneficial interest in respect of 471,257 Shares, and 50% beneficial interest and 47% voting rights in respect of 9,746,240 Shares owned by G. Raymond Chang Ltd. (2) Mr. MacAlpine’s share ownership was calculated on the basis of five times his base annual salary, in accordance with the share ownership guidelines in force on December 31, 2020. On February 10, 2021, the share ownership guideline for the Chief Executive Officer was changed to 10 times his base annual salary. Calculated on the basis of ten times his 2020 base annual salary, his ownership multiple is 1.17. (3) Mr. Miller satisfied the Share ownership threshold prior to a recent decline in the Share price. Pursuant to the Share Ownership Guidelines which is defined and discussed in the section of this Information Circular entitled “Statement of Governance Practices – Share Ownership of Executive Officers and Directors”, Mr. Miller remains in compliance with the Share Ownership Guidelines and will not be permitted to sell or transfer any Shares until the threshold has again been achieved.

CI FINANCIAL Proxy Circular 19 Board and Committee Meetings Held and Attendance of Directors Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. The chart below illustrates the number of Board and committee meetings held during the fiscal year ended December 31, 2020 and the meeting attendance record for each Director (committee meeting attendance is based on meetings held while the Director was a member of such committee). To date in 2021, there has been one regularly scheduled Board meeting and two special Board meetings. The special Board meetings have been held in order for the Board to review and approve a public debt offering, appointment of the successor Chief Financial Officer, and certain acquisitions requiring Board approval. At these meetings the Board received reports from management on capital markets activity in Canada and the United States, reports, analyses, models, and projections of acquisition targets. The Audit and Risk Committee has met twice and the GHRC Committee has met seven times in 2021. During fiscal 2020, each Director attended all of the regularly scheduled meetings of the Board as well as all special meetings of the Board and all committee meetings of which he or she was a member, with the exception of Ms. Chang-Addorisio who was unable to attend a special Board meeting held on March 23, BOARD AND COMMITTEE MEETINGS HELD DURING THE FISCAL YEAR ENDED DECEMBER 31, 2020 Board Meetings Regularly Scheduled 5 Special 16 Committee Meetings Audit and Risk Committee Regularly Scheduled 4 Special 1 Governance, Human Resources, and Compensation Committee Regularly Scheduled 4 Special 2 ATTENDANCE OF DIRECTORS Director Regular Board Meetings Special Board Meetings Committee Meetings William E. Butt 5 of 5 16 of 16 5 of 5 Brigette Chang-Addorisio 5 of 5 15 of 16 11 of 11 William T. Holland 5 of 5 16 of 16 --- Kurt MacAlpine 5 of 5 16 of 16 --- David P. Miller 5 of 5 16 of 16 6 of 6 Tom P. Muir 5 of 5 16 of 16 11 of 11 Sheila A. Murray 5 of 5 16 of 16 --- Paul J. Perrow 5 of 5 16 of 16 11 of 11

CI FINANCIAL Proxy Circular 20 2020. Where a Director is unavoidably unable to attend a meeting, he or she will, if possible, provide his or her views prior to the meeting in a discussion with the lead Director of the Board (the “Lead Director”), the Chairman, or the Chair of the relevant committee, as appropriate, which will be shared with the Board or the respective committee. Corporate Cease Trade Orders or Bankruptcies To the knowledge of CI, none of the persons proposed for election as Directors (a) are, as at the date hereof, or have been, within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (b) are, as at the date of this Information Circular, or have been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (c) have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person. Penalties and Sanctions To the knowledge of CI, none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them (a) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director. Our Policy on Majority Voting You are being asked to vote for each nominee for Director separately and not as part of a slate. Under our Majority Voting Policy, in an uncontested election of Directors, if a Director receives more “withheld” votes than “for” votes, he or she will promptly offer to resign as a Director. The GHRC Committee will review the matter and then recommend to the Board whether to accept the resignation. The Board will accept the resignation absent extraordinary circumstances. The affected Director will not participate in any Board or committee deliberations on the matter. If the affected Director is also an employee of the Corporation, the Board will take into consideration the impact of its decision on the employment relationship. The Board will announce by press release its decision within 90 days of the Meeting. If it rejects the Director’s offer to resign, the Board will disclose the reasons why. If the Board accepts the Director’s offer to resign, it may appoint a new Director to fill the vacancy. * * * * *

CI FINANCIAL Proxy Circular 21 It is the intention of the individuals named in the enclosed form of proxy to vote FOR the election of each of the nominated individuals listed above as Directors, to hold office until the close of the next annual meeting of Shareholders or until their earlier resignation or removal or their successors are duly elected or appointed, unless specifically instructed in the proxy to withhold such vote. Management does not contemplate that any of the nominees will be unable to serve as a Director, but should that occur for any reason prior to the Meeting the persons named in the enclosed proxy form reserve the right to vote in their discretion for other nominees. 3. Appointment of Auditors It is proposed that Ernst & Young LLP, the present auditors of CI, be reappointed as the auditors of CI, to hold office until the termination of the next annual meeting of Shareholders, and that the Directors be authorized to fix the auditors’ remuneration. The Audit and Risk Committee has recommended to the Board of Directors, and the Board has approved, the nomination of Ernst & Young LLP for such reappointment. In 2020, 95.04% of votes cast by Shareholders were in favour of the appointment of Ernst & Young LLP as the auditors of CI. Ernst & Young LLP have been the auditors of CI since it first offered securities to the public in 1994. See the heading “Audit and Risk Committee Information” in the Annual Information Form available on SEDAR at www.sedar.com for further details regarding the services of the auditors provided to CI, the fees paid to the auditors for those services and information regarding the Audit and Risk Committee of CI. * * * * * It is the intention of the individuals named in the enclosed form of proxy to vote FOR the reappointment of Ernst & Young LLP as auditors of CI to hold office until the close of the next annual meeting of Shareholders and in favour of authorizing the Directors to fix the remuneration of the auditors, unless specifically instructed in the proxy to withhold such vote. 4. Say on Pay In 2011 the Board adopted Say on Pay, an advisory vote which permits Shareholders to register their views on the Board’s approach to executive compensation. In 2020, 72.63% of votes cast by Shareholders were in favour of the Board’s approach to executive compensation. Once again, the Board is asking Shareholders to participate in an advisory vote on the Board’s approach to executive compensation as set out in the Statement of Executive Compensation contained below in this Information Circular. The purpose of the Say on Pay advisory vote is to provide the Board with Shareholder reaction to the Board’s decisions regarding executive compensation. The results are not binding on the Board; however, the Board and the GHRC Committee intend to consider the results of the advisory vote in future compensation decisions. CI will disclose the results of the Shareholder advisory vote as part of its report on voting results for the Meeting. A copy of the advisory resolution to be considered by Shareholders is included as Schedule “A” to this Information Circular. The Corporation, with the support of the GHRC Committee, is undertaking a review of compensation practices to continue to ensure that they are aligned with Shareholder interests and appropriately reward performance and execution of the strategic priorities, as further described under the heading Executive Compensation-Related Fees. * * * * * If you have not indicated how you would like to vote your Shares on the Say on Pay vote, those Shares will NOT be voted on this resolution.

CI FINANCIAL Proxy Circular 22 LETTER FROM THE GOVERNANCE, HUMAN RESOURCES, AND COMPENSATION COMMITTEE Dear Shareholders, The Governance, Human Resources, and Compensation Committee of the Board is pleased to provide you with this report on the Corporation’s overall executive compensation philosophy and the process we have undertaken in determining the appropriate manner and level of compensation for the Chief Executive Officer and the Corporation’s other senior executives. 2020 was a transformative year for the Corporation as it shifted its strategic direction to focus on three key strategic priorities: modernize the Corporation’s asset management business; expand the Corporation’s wealth management platform; and globalize the Corporation. Mr. MacAlpine completed his first full fiscal year as Chief Executive Officer and executed upon a significant number of initiatives in alignment with the strategic priorities. In addition, Mr. MacAlpine, along with his executive team, successfully guided the Corporation through the disruption brought upon by the COVID-19 pandemic, which significantly altered the operating landscape. Management continued to execute on the Corporation’s strategic priorities and build the business despite the disruption and impediments caused by COVID-19, while still ensuring the health and safety of employees was of paramount concern. Compensation Philosophy CI wants to attract and retain executives and employees of a high caliber and to reward them fairly for their contribution to the growth and success of the Corporation. The Corporation’s compensation plan has been designed to appropriately award individuals for their contribution during a financial year as well incentivize key employees to focus not only on the achievement of near-term objectives but also on the future of the enterprise and its strategic priorities. Pay for Performance The Board believes that the executive team should be rewarded for successfully executing on the Corporation’s strategic priorities. Accordingly, a substantial component of executive compensation is discretionary and is awarded on the basis of execution of corporate and business unit objectives, achieved financial and operating results, as well as each individual’s personal performance and contribution to the success of the Corporation in alignment with its strategic priorities. Between 65% and 87% of the total compensation for each Named Executive Officer (defined below under the heading “Summary Compensation Table”) (except Mr. Jamieson) is in the form of bonuses, which are only awarded once the annual financial results of the Corporation have been determined. The compensation described on the following pages is the only compensation provided to our Named Executive Officers. They are not entitled to pension benefits and do not receive any significant perquisites. Compensation Aligns with Long-Term Shareholder Interests The Board believes it is important that the executive team focus on the long-term growth and success of the Corporation and the execution of its strategic priorities. For that reason, for the year-ended December 31, 2020, 81% of the Chief Executive Officer’s bonus compensation, and 65-70% of the other Named Executive Officers’ (except Mr. Jamieson) bonus compensation is in the form of securities which vest over time. The Board has adopted share ownership guidelines requiring each executive officer of the Corporation to hold Shares of the Corporation representing a prescribed multiple of their annual salary, further ensuring that the interests of the executives are aligned with those of the Shareholders and promoting the

CI FINANCIAL Proxy Circular 23 Corporation’s commitment to corporate governance. Units held under the RSU Plan or Director DSU Plan may be used to satisfy this ownership requirement. Effective February 10, 2021, the Chief Executive Officer share ownership target was increased from five (5) times annual base salary to ten (10) times annual base salary, representing meaningful economic exposure to the performance of the Corporation. The President has a share ownership target of five (5) times annual base salary, and the other Named Executive Officers have a share ownership target of three (3) times annual base salary. Compensation Consistent with Effective Risk Management The Board ensures that the Corporation’s compensation policies do not encourage executives to expose the business to inappropriate risk. This is accomplished by rewarding individuals only for demonstrated success and granting a significant portion of executive compensation in the form of long-term incentives. Compensation Attracts and Retains Talented Individuals The Board believes that it is crucial that CI retain its high potential executives and employees. The Board has set compensation policies and practices that provide fair compensation and, through the bonus program, reward each executive for the achievement of corporate and business unit objectives and personal performance, as well as motivate them to continue to build on the long-term success of CI. A key tenant of this policy is to ensure there is appropriate pay for performance to attract and retain top-level expertise. We believe that CI’s compensation philosophy will achieve its intended goals. The Governance, Human Resources, and Compensation Committee will continue to consider and evaluate new developments in compensation practices and refine our practices where necessary. On behalf of the members of the Governance, Human Resources, and Compensation Committee and the Board, D.P. Miller Chair, Governance, Human Resources, and Compensation Committee

CI FINANCIAL Proxy Circular 24 STATEMENT OF EXECUTIVE COMPENSATION Unless otherwise stated, the information in this Statement of Executive Compensation is stated as of December 31, 2020 and all references to CI’s fiscal year are to the fiscal year of CI ended December 31, 2020. All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars. COMPENSATION DISCUSSION AND ANALYSIS Objectives of the Compensation Program The Corporation wants to attract and retain executives of the highest caliber and reward those executives for demonstrated success in achieving corporate and business unit objectives, as well as personal performance in alignment with the strategic priorities of the Corporation. The compensation program is designed to accomplish this and incentivize the executives to focus on profitability, free cash flow, executing the strategic priorities, and the Corporation’s long-term prospects. The Corporation’s compensation philosophy for executive officers is based on four fundamental objectives: (1) to encourage the executives to focus on profitability, free cash flow, cost discipline, execution of the strategic priorities, and the Corporation’s long-term prospects, by providing compensation packages that encourage, motivate and reward performance; (2) to be, and to be perceived to be, fair and transparent; (3) to be competitive with other companies in the same industry, who are facing the same challenges, in order to attract and retain talented executives; and (4) to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders, in accordance with sound risk management principles, through an emphasis on share-based deferred compensation. Rewarding Demonstrated Performance The Board takes a conservative approach to compensation with a significant component of executive compensation awarded on the basis of execution of corporate and business unit objectives, strategic priorities, and achieved financial and operating results, as well as the individual’s personal performance and contributions to the success of the Corporation. The compensation program for executives is designed to reward the executive for his or her contribution to the success of the Corporation during the fiscal year and to the achievement of strategic priorities and value-enhancing goals and objectives. These strategic priorities, value-enhancing corporate goals and objectives include: (1) modernizing CI’s asset management business; (2) expanding CI’s wealth management platform; (3) globalizing the Corporation; (4) enhancing CI’s reputation by growing the business organically, through strategic acquisitions, diversifying our sources of revenue to maximize long-term shareholder value, and increasing fee generating assets; (5) improving brand recognition through consolidation of legacy brands to improve the client experience by making it easier for clients to recognize the business units of CI and do business with CI, creating brand loyalty, client value and business growth through client service excellence; (6) improving operations through the utilization of emerging technologies, including automation and artificial intelligence;

CI FINANCIAL Proxy Circular 25 (7) strengthening portfolio management by amalgamating the in-house boutique manager model under one unified structure; and (8) cultivating the employee experience by fostering a culture where employees feel supported, respected, empowered, and motivated. The GHRC Committee makes bonus recommendations for the Chief Executive Officer based on the six performance dimensions of the CEO Scorecard (as defined below and further described under the heading “Chief Executive Officer Compensation”) as well as giving consideration to corporate performance, measured by key financial metrics, such as assets under management (“AUM”), net sales, earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin, earnings per share and selling, general and administrative (“SG&A”) cost control, market share, net sales, and relative shareholder return. The GHRC Committee also looks at the strategic leadership of the Chief Executive Officer, including the pursuit of value enhancing strategies, including the strategic priorities, and contribution to the achievement of business unit objectives by senior management. For other senior executives for whom it approves bonuses, the GHRC Committee receives a report from the Chief Executive Officer regarding individual goals, business unit specific objectives and compensation recommendations which are based on the achievement of stated strategic priorities as well as corporate performance and demonstrated leadership. The Board is aware that the financial performance of the Corporation in any given year is significantly tied to developments in the capital markets. For that reason, the Board will evaluate the performance of the Corporation in light of prevailing market and economic influences and the individual’s contribution to that performance. The GHRC Committee also looks at the performance of the Corporation relative to the performance of its competitors in terms of growth in AUM, sales, and relative shareholder return. The GHRC Committee considered the enhancement of the employee experience through a number of initiatives. It also considered business unit and departmental performance in achieving strategic priorities and operational objectives. These factors have been used to determine the value of bonuses to award the executives and whether any adjustments should be made to the executive’s salary. When determining compensation, the GHRC Committee has the full benefit of information not only about the financial performance of the Corporation but also about the impact that capital market developments, international disruptions, including the COVID-19 pandemic, the economy, and other recognized performance variables, have had on performance. The GHRC Committee considers the Corporation’s realized financial results in the context of market, industry and competitive comparisons. The GHRC Committee then looks at how the executives have managed the business of the Corporation in light of and, at times, in spite of market conditions. The impact of COVID-19 on the Corporation, similar to our peers, was a unique challenge in which management was tested in ways it had not been before. The successful execution of the business continuity plan and establishment of the pandemic response team allowed the Corporation to navigate uncharted territory involving significant market disruption, volatility, near-immediate work-from-home requirement, and an altered operating model that impacted executing day-to-day functions. Each executive’s compensation is directly impacted by the financial performance of the Corporation and the ability of the officer to execute on key strategic initiatives and priorities, navigate unpredictable challenges, and position the Corporation for future success. Notwithstanding the foregoing, pursuant to Mr. MacAlpine’s employment agreement, he was entitled to a minimum compensation amount for 2020. For 2021 and onward, Mr. MacAlpine does not have any minimum compensation guarantees. The percentage of variable, or at risk, compensation ranges from approximately 40-100% of the total compensation paid to other senior management with the precise percentage dependent on the officer’s level of seniority, level of expertise and responsibility.

CI FINANCIAL Proxy Circular 26 Components of Compensation Each executive’s total 2020 compensation has three elements – base salary, cash bonus and equity bonus compensation. Share based deferred compensation for 2020 was awarded under the RSU Plan (as defined below). Bonuses, including equity compensation, are awarded at the discretion of the GHRC Committee. This “at risk” element of compensation represented between 65% to 87% of the total compensation of the Named Executive Officers in 2020 (except Mr. Jamieson). The Board believes that it is important that the executive team focus on the long-term growth and success of the Corporation. For that reason, at least 40% of each senior management’s bonus compensation and at least 65% of each applicable Named Executive Officer’s bonus compensation is in the form of securities. In keeping with CI’s compensation philosophy, 2020 executive compensation has the following three key components: Notes: (1) The Corporation also has an Employee Savings Plan (as defined below) which is available to all employees and described below. See “Employee Savings Plan” below for a description of the plan. This is the only compensation paid to executive officers of CI, other than standard employment benefits. CI does not fund pensions for any of its employees, including the executives, nor do the executives receive any significant perquisites. All employees are entitled to participate in the Employee Savings Plan. Each component of the compensation program is described in detail below. Base Salary Base salaries are established with reference to the individual’s position and responsibilities, as well as his or her experience and seniority. The Corporation’s compensation policy is to pay its senior executives relatively modest base salaries and reward corporate, business unit and personal performance through the payment of cash bonuses and non-cash long-term incentives. Base salaries represent approximately 13% of the Chief Executive Officer’s total compensation, and between approximately 22% to 34% of the total compensation of the other Named Executive Officers (except Mr. Jamieson). Base salaries are reviewed annually and adjusted, if appropriate. Annual Cash Bonus The purpose of this component of short-term incentive compensation is to reward the executives for their contribution to the success of the business for that fiscal year. CI’s operations, financial results, net sales, assets under management, wealth management assets, execution of strategic priorities, and equity Base Salary Annual Cash Bonus Equity Bonus in the form of RSUs (1) • Conservative approach to compensation • Not based on corporate performance • To attract and retain talented executives • Reflects skill and level of responsibility • Performance based • Rewards contribution to achievement of financial and non-financial corporate and business unit goals • Performance based • Designed to encourage, motivate, retain and reward executives for achieving long-term results • More closely aligns compensation with risk management principles • More closely aligns interests of executive officers to Shareholder long- term interests • No Options were granted for fiscal 2020

CI FINANCIAL Proxy Circular 27 performance are assessed in determining the aggregate amount to be distributed as bonuses. Each senior executive’s contribution to the success of the business is then considered, including achievement of value- enhancing goals such as increasing corporate growth and enhancing CI’s reputation, diversifying sources of revenue, cost containment, operating and client service excellence, risk management and strengthening CI’s investment capability, modernizing the asset management business, expanding the wealth management platform, and globalizing the Corporation. From time to time special bonuses may be paid for performance in connection with significant projects or acquisitions. The cash component of the annual bonus will generally be not more than 50% of the total bonus awarded to a senior officer. For 2020, the cash bonus represented 17% of the total compensation of Mr. MacAlpine, as Chief Executive Officer. The percentage of total compensation of the other Named Executive Officers of the Corporation (except Mr. Jamieson) represented by the annual cash bonus was between 17% and 23% in 2020. Equity Bonus The Board believes that it is important that the executive team focus on the long-term growth and success of the Corporation. For that reason, 81% of the Chief Executive Officer’s bonus compensation, and 65-70% of the other Named Executive Officer’s bonus compensation (except Mr. Jamieson) is in the form of securities. Long-term equity incentives constituted approximately 70% of total compensation paid to Mr. MacAlpine in his role as Chief Executive Officer and approximately 43-54% of total compensation paid to the other Named Executive Officers in 2020 (except Mr. Jamieson). The Corporation has two long-term incentive plans which are designed to reward executives and key employees for their contribution to the financial and strategic success of CI, align compensation with the risk time horizon and to encourage and motivate them to remain employed with the Corporation and create longer-term Shareholder value. The first is the restricted share unit plan (the “RSU Plan”). Participation in the RSU Plan is limited to executives and employees in management positions whose roles and responsibilities directly influence the success of the Corporation, as well as those people who management have identified as having long-term potential. The second long-term incentive plan is the employee incentive stock option plan (the “Option Plan”). A decision was made to not award any Options (as defined below) under the Option Plan for 2020 related compensation. Each of the current long-term equity incentive plans is described below. Shares may be issued from treasury under the RSU Plan and Option Plan, as follows: 1. The RSU Plan pursuant to which a maximum of 6,000,000 Shares may be issued from treasury, representing approximately 2.9% of the issued and outstanding Shares as of the date hereof; and 2. The Option Plan pursuant to which a maximum of 14,000,000 Shares may be issued from treasury, representing approximately 6.8% of the issued and outstanding Shares as of the date hereof. Accordingly, an aggregate of 20,000,000 Shares are issuable from treasury under all security-based compensation arrangements of the Corporation, representing approximately 9.7% of the issued and outstanding Shares as of the date hereof. Vested RSUs may also be settled, in the absolute discretion of the Board, with Shares purchased on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (“NYSE”) or in cash, as described below. Restricted Share Unit Plan The Corporation has an RSU Plan which was approved by the Shareholders at the annual and special meeting of Shareholders held on April 20, 2017. Under the RSU Plan, RSUs may be granted to Eligible

CI FINANCIAL Proxy Circular 28 Persons by the Board and, in administering the RSU Plan, the Board may consider the advice or recommendation of the GHRC Committee on particular matters or with respect to particular Eligible Persons or Participants (as such terms are defined in the RSU Plan) as may be determined by the Board from time to time. Eligible Persons under the RSU Plan are individuals employed by CI or its subsidiaries who are designated as an “Eligible Person”. The Board has the sole and absolute discretion to administer the RSU Plan and to exercise all powers and authorities granted to it under the RSU Plan, or that are necessary and advisable in the administration of the RSU Plan. The Board may, in its discretion, delegate such of its powers, rights and duties under the RSU Plan, in whole or in part, to the GHRC Committee or as otherwise permitted under the terms of the RSU Plan. RSUs will vest in a period specified by the Board, which shall not be later than December 17th of the third year following the year in which the Eligible Person performed the services to which the grant related. The RSU Plan provides that the Board may make appropriate adjustments to the RSUs in the event of certain changes in the capital of CI. On the vesting date, the Board, in its absolute discretion, can elect one or any combination of the following payment methods for the RSUs credited to an Eligible Person’s account: (a) pay cash, equal to the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the relevant date (“Fair Market Value”) multiplied by the number of vested RSUs credited to the Eligible Person’s account being settled in cash as of such date (less any applicable withholding taxes) to the Eligible Person or the Eligible Person’s legal representative, as the case may be; or (b) settlement in Shares, made by way of issuance by CI or delivery by CI (or by the trustee of a trust fund for the RSU Plan, if one has been established), of one Share for each vested RSU being settled in Shares to the Eligible Person or the Eligible Person’s legal representative, as the case may be (less any applicable withholding taxes). No fractional Shares will be issued and any fractional vested RSUs will be settled in cash based on the Fair Market Value on the relevant settlement date. Except as otherwise provided in a grant agreement relating to a grant of RSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares during the term of a grant, an Eligible Person will be granted a number of dividend equivalent RSUs in an amount equal to the aggregate amount of dividends that would have been paid on the RSUs credited to the Eligible Person’s account had they been Shares at the time of the dividend divided by the Fair Market Value at the time of the dividend. The maximum number of Shares which may be issued by the Corporation from treasury under the RSU Plan is 6,000,000 Shares. As of December 31, 2020, 1,636,316 Shares had been awarded under the RSU Plan, representing approximately 1% of the outstanding Shares as at that date. As of the date of this Information Circular, the Corporation has not issued any Shares from treasury under the RSU Plan since the date of its approval by Shareholders and has met the requirement to deliver Shares under the RSU Plan through Shares acquired under the Corporation’s normal course issuer bid. See “Normal Course Issuer Bid” for a description. The number of Shares issued or issuable by the Corporation under all security-based compensation arrangements shall not in the aggregate exceed 10% of the issued and outstanding Shares. The maximum number of Shares which may be issued to insiders under the RSU Plan within a one-year period or which may be issuable to insiders at any time, under all security-based compensation arrangements of the Corporation, is 10% of the issued and outstanding Shares. Any increase in the Shares reserved for issuance under the RSU Plan shall be subject to the approval of the Shareholders in accordance with the rules of the TSX.

CI FINANCIAL Proxy Circular 29 The Board may, without Shareholder approval, make any amendments to the RSU Plan including, but not limited to, (i) amendments to the terms and conditions of the RSU Plan necessary to ensure that it complies with applicable law and regulatory requirements, including the requirements of any applicable stock exchange, in place from time to time; (ii) amendments to the provisions of the RSU Plan respecting administration of, and eligibility for participation under, the RSU Plan; (iii) amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSUs may be granted (including the vesting schedule); (iv) amendments to the RSU Plan that are of a “housekeeping” nature; (v) amendments to the provisions of the RSU Plan relating to a change of control; and (vi) any other amendments not requiring Shareholder approval under applicable laws or the requirements of an applicable stock exchange (such as the TSX). Amendments to the RSU Plan or RSUs that are not subject to Shareholder approval may be implemented by CI without Shareholder approval, but are subject to any approval required by the rules of the TSX and other requirements of applicable law. The Board also has the right to amend, suspend or terminate the RSU Plan or any portion of it at any time in accordance with applicable law and subject to any required regulatory, applicable exchange or Shareholder approval. Notwithstanding the foregoing, the following changes to the RSU Plan will require Shareholder approval in accordance with the requirements of the TSX: (i) an increase to the maximum number or percentage of securities issuable by CI pursuant to the RSU Plan; (ii) changes to the amendment provisions to grant additional powers to the Board to amend the RSU Plan or entitlements thereunder; (iii) any change to the categories of individuals eligible for grants of RSUs where such change would permit the participation of non-employee Directors in the RSU Plan; (iv) any changes to the insider participation limits set forth in the RSU Plan; (v) an amendment to the prohibition on assignment or transfer of RSUs; and (vi) an amendment to the amending provisions in the RSU Plan. The Board is not permitted to make any amendments to the RSU Plan or grants made pursuant to the RSU Plan without the consent of an Eligible Person if it adversely alters or impairs the rights of the Eligible Person in respect of any grant previously made to such Eligible Person under the RSU Plan. Consent will not be required where the amendment is required for purposes of compliance with applicable laws or regulatory requirements. If an Eligible Person has engaged in Misconduct (as defined in the RSU Plan), subject to the terms of any written employment agreement and the relevant grant agreement, no RSUs that have not yet vested prior to the date of such determination of Misconduct, including dividend equivalent RSUs, shall vest, and all such RSUs shall be forfeited and cancelled immediately. For this purpose the following will be considered Misconduct: (i) serious misconduct, including conduct which has a significant negative impact on the reputation or operations of the Corporation or its subsidiaries; (ii) fraud; (iii) a material breach of the terms of employment; (iv) willful breach of the provisions of the Corporation’s code of conduct; or (v) failure or willful refusal to substantially perform the employee’s duties and responsibilities. In the case of termination of employment of any Eligible Person for cause, or resignation of an Eligible Person, subject to the terms of any written employment agreement and the relevant grant agreement, and unless otherwise determined by the Board, no RSUs that have not yet vested prior to the date of such termination or resignation, as the case may be, including dividend equivalent RSUs, shall vest, and all such RSUs shall be forfeited and cancelled immediately. In the case of termination of an Eligible Person without cause, subject to the terms of any written employment agreement and the relevant grant agreement, a pro-rated portion of RSUs that have not previously vested shall vest on the effective date of such termination. In the case of retirement, death or disability, subject to the terms of an Eligible Person’s written employment agreement and the relevant grant agreement, all of the RSUs that have not previously vested shall vest as of the date of such event.

CI FINANCIAL Proxy Circular 30 In the event of a change of control of CI, subject to the terms of any written employment agreement and the relevant grant agreement, the Board may in its sole discretion determine that all RSUs that have not previously vested shall vest on the effective date of the change of control. RSUs that vest pursuant to a change of control shall be settled by a lump sum cash payment based on the price attributed to Shares in connection with the transaction giving rise to the change of control (or the Fair Market Value of a Share at the time of such transaction as determined by the Board in good faith if no Share price was in fact established). Except as required by law, and in accordance with the provisions of the RSU Plan allowing for the designation of a beneficiary, the assignment or transfer of the RSUs or any other benefits under the plan shall not be permitted other than by operation of law. On February 10, 2021, the Board of Directors authorized up to $32,500,000 in RSUs to be granted under the RSU Plan to 370 employees (representing approximately 22% of all employees and less than 1% of outstanding Shares) as bonuses for the fiscal year ended December 31, 2020 and as incentives for retention and continued service. On February 26, 2021, the Corporation granted 1,271,346 RSUs. These RSUs were granted at a price of $17.68, pursuant to the February 10, 2021 Board authorization. All of the RSUs granted in February 2021 vest as to 1/3rd on each of December 17, 2021, December 17, 2022 and December 17, 2023. Option Plan The Option Plan was first approved by the Shareholders at a meeting held on May 17, 2007, amended and restated on February 16, 2017, to amend the definition of “Fair Market Value” as that term is used in determining the exercise price of the options issued thereunder (the “Options”). The Option Plan was further amended and restated on November 10, 2020, to make changes of a “housekeeping” nature to account for the listing of Shares on the NYSE and to amend the eligible participants of the Option Plan to align with the RSU Plan; both amendments were made without Shareholder approval pursuant to the amendment provisions of the Option Plan. A maximum of 14,000,000 Shares may be issued upon exercise of Options granted under the Option Plan. As of December 31, 2020, 3,986,889 Shares had been awarded under the Option Plan, representing approximately 2% of the outstanding Shares as at that date. The Option Plan was designed to promote the long-term interests of the Corporation and its Shareholders by fostering a proprietary interest in the Corporation among the executives and employees of CI. The Option Plan has been used to attract and retain qualified executives and key employees. CI considers equity ownership by management to be an integral component of its compensation scheme and for that reason Option grants under the Option Plan were an important element of overall compensation prior to the approval of the RSU Plan. Employees of the Corporation or its subsidiaries are eligible to receive Options under the Option Plan; however, no Options were granted for 2020 related compensation. Approximately 6% of the Corporation’s employees hold Options. The exercise price of the Options is fixed at the date of grant and may not be less than the volume weighted average trading price of the Shares on the TSX or such other primary stock exchange upon which such Shares are listed on the five trading days preceding and ending on the date of the grant. Other key terms of the Options such as vesting dates, forfeiture events and conditions to exercise are established at the date of grant. Generally, Options granted vest in equal annual amounts following the end of each of the first, second and third fiscal year following the date of the grant. Certain Options granted as part of a special 2018 retention bonus cliff vest at the end of the fifth fiscal year following the date of the grant. The Options granted in 2019, as earned bonus for 2018, have a 10-year term and begin vesting in equal tranches over three years beginning on January 1, 2022. Options are not transferable. During the

CI FINANCIAL Proxy Circular 31 lifetime of the optionee, an Option may be exercisable only by the optionee or, if the optionee is incapacitated, by the optionee’s guardian, committee or other authorized legal representative, and except upon death of an optionee, an Option may not be assigned or transferred in any way or otherwise disposed of (whether by operation of law or otherwise) except where the Board permits a transfer of the Option in compliance with applicable securities regulation and the rules or policies of the TSX or any other exchange on which Shares are listed. If the holder of the Option ceases to be a full-time employee of the Corporation or its subsidiaries, any unvested Options will generally be terminated and the former employee will have only a limited period of time to exercise vested Options. The Option Plan includes a cashless exercise alternative under which, on exercise of an Option, the holder receives Shares for the in-the-money value of the Option (less applicable taxes). The Board may at any time suspend or terminate the Option Plan without the consent of the individuals who are holding unexercised Options, provided that no such suspension or termination adversely affects the rights under any outstanding Options. The Board may at any time and from time to time amend the Option Plan, without Shareholder approval, to make amendments, subject to any regulatory approvals including, where required, the approval of the TSX and subject to the requirements (which may include shareholder approval requirements) of any other stock exchange upon which the Shares are listed, including amendments which are of a “housekeeping” nature; to amend the definition of “Fair Market Value” used in determining the exercise price; to amend the vesting provisions of any Option; to change the termination provisions of any Option as long as the change does not entail an extension beyond the original expiration date; a change to the eligible participants of the Option Plan; or any other amendment not requiring shareholder approval under applicable law, including, without limitation, the rules, regulations and policies of the TSX or any other exchange on which the Shares are listed. Shareholder approval is required for any amendment other than the ones listed above. The Option Plan is subject to the following restrictions with respect to grants of Options and the issuance of Shares to insiders of the Corporation: (a) the number of Shares that may, at any time, be reserved for issuance pursuant to Options granted to insiders shall not in the aggregate exceed 10% of the then issued and outstanding Shares; (b) the number of Shares that may, within a one-year period, be issued to insiders on the exercise of Options or pursuant to other security-based compensation arrangements of the Corporation shall not exceed 10% of the then issued and outstanding Shares; (c) the number of Shares that may, within any one year period, be issued to any one insider (including associates of the insider) on the exercise of Options or issued pursuant to other security based compensation arrangements of the Corporation shall not exceed 5% of the issued and outstanding Shares on the date of grant; and (d) the number of Shares that may be reserved for issue to any one person pursuant to Options granted under the Option Plan shall not exceed 5% of the issued and outstanding Shares on the date of grant. Copies of the Option Plan are available for inspection by Shareholders at the Corporation’s head office. No Options were granted in 2021 in respect of compensation for the year-ended December 31, 2020. Employee Savings Plan In December 2012, the Corporation introduced an employee savings plan which is available to all employees (the “Employee Savings Plan”). The plan encourages employees to save and invest for their retirement. Contributions made to the plan through payroll deductions will be matched by the Corporation. The plan was amended in January 2014 and now permits payroll deductions and a corporate match of up to a maximum annual contribution of the lesser of $7,500 and 5% of the annual base salary of the employee.

CI FINANCIAL Proxy Circular 32 Employee payroll deductions and Corporation matching contributions are invested in CI mutual funds chosen by the employee. Participation in the plan is voluntary. There are currently 1,309 employees enrolled in the plan, representing over 84% of the Corporation’s eligible work force. This plan is important for retention and helps enhance our employee offering for potential new employees. The Corporation does not have any pension plan for employees or officers. Determination of Amount of Compensation The GHRC Committee oversees management in developing compensation policies and practices to provide fair and competitive compensation to employees, including senior management, and ensures that compensation policies do not have unintended risk consequences. The GHRC Committee determines the appropriate annual retainer for the Chairman, committee chairs, and other directors, and recommends for approval to the Board the base salary, cash bonus and long-term incentives for the Chief Executive Officer and for any individual who reports directly to the Chief Executive Officer, and the Named Executive Officers (the “CEO Direct Reports”). This determination is based on an individual’s success in achieving corporate and business unit objectives, as well as personal performance. The GHRC Committee takes into account industry and competitive compensation and other data for benchmarking purposes. 2020 was a transformative year for the Corporation as it shifted its strategic direction to focus on three key strategic priorities: modernize the Corporation’s asset management business; expand the Corporation’s wealth management platform; and globalize the Corporation. Mr. MacAlpine completed his first full fiscal year as Chief Executive Officer and executed upon a significant number of initiatives in alignment with the strategic priorities. In addition, Mr. MacAlpine, along with his executive team, successfully guided the Corporation through the disruption brought upon by the COVID-19 pandemic, which significantly altered the operating landscape. The process for determining the base salaries and the amount of variable compensation for the Chief Executive Officer and the CEO Direct Reports was also based on an analysis of the following factors: (a) the overall financial and operating performance of the Corporation; (b) the economic, competitive and capital markets environment and the Corporation’s performance relative to industry metrics; (c) the success in achieving the value-enhancing corporate goals, objectives, and strategic priorities outlined above under the heading “Rewarding Demonstrated Performance”; (d) the individual performance and contribution to the success of the Corporation, with specific reference to the annual financial performance of the Corporation, the achievement of business unit, departmental strategic and operational objectives, value-enhancing corporate goals and objectives, including increasing corporate growth and enhancing CI’s reputation, diversifying sources of revenue, improving the client experience, achieving operational excellence, strengthening portfolio management, cultivating the employee experience, modernizing the asset management business, expanding the wealth management platform, globalizing the Corporation, succession planning, cost containment, and the success of the Corporation’s funds as measured by ratings and awards; (e) the free cash flow and total assets under management and wealth management assets during the financial year, as well as sales and the containment of SG&A expenses, the Corporation’s share of the investment fund market and the broader wealth management industry, taking into account the impact that capital market developments, international disruptions, the economy and other recognized performance variables have had on performance; (f) the responsibilities of the Chief Executive Officer and each CEO Direct Report, including leadership, risk management and mentoring; and (g) the expertise and length of service of each CEO Direct Report. An annual report is prepared by the Chief Executive Officer for the GHRC Committee, providing an overview of the Corporation’s financial and operating performance during the year (the “Compensation Report”).

CI FINANCIAL Proxy Circular 33 The Compensation Report highlights the accomplishments and challenges of the business units or operations and includes a description of significant actions or events that occurred during the year and key milestones with respect to such actions or events, with reference to the Corporation’s strategic priorities. The GHRC met on four occasions in January and February of 2021 to review and discuss the Compensation Report. The Compensation Report provides the GHRC Committee with perspectives from the Chief Executive Officer on challenges and accomplishments, along with conclusions and recommendations regarding the appropriate compensation for CEO Direct Reports, as well as a recommendation regarding the overall approach to compensation. The Chair of the GHRC Committee reviews the Compensation Report with the Chief Executive Officer, particularly with respect to meaningful changes in respect of the compensation of any CEO Direct Report. The GHRC Committee reviews this report and then, using information contained in the report, determines recommended compensation for the Chief Executive Officer and the CEO Direct Reports, taking into consideration the above-listed factors and other relevant information. The Chief Executive Officer provides the GHRC Committee with recommended compensation ranges available to CEO Direct Reports, as well as the recommended breakdown between base salary and bonus, including the split between cash and equity bonus incentives. The GHRC Committee also takes into account the compensation paid to executive officers of certain of the Corporation’s public company competitors. Competitive Market Review In preparing the Compensation Report, executive management considers comparative financial performance and compensation data for the following publicly traded asset management companies and financial institutions: The GHRC Committee considers a comparison of the total compensation paid to the Chief Executive Officers and Named Executive Officers of those companies and the total compensation paid to CI’s Chief Executive Officer and Named Executive Officers. The compensation information regarding the other companies is obtained from the most recent proxy circulars filed by them with the securities regulators. This information is considered in determining the appropriate compensation for the Chief Executive Officer and other Named Executive Officers but is not determinative. IGM Financial Inc. Invesco Ltd. Guardian Capital Group Limited Sprott Inc. Janus Henderson Group plc Canaccord Genuity Group Inc. Legg Mason, Inc. T. Rowe Price Group, Inc. Affiliated Managers Group, Inc. Franklin Resources, Inc. TMX Group Limited Fiera Capital Corporation Ares Management Corporation Victory Capital Management Inc. AllianceBernstein Holding LP

CI FINANCIAL Proxy Circular 34 Other Relevant Information Considered The GHRC Committee also considered the following: (a) management’s commitment to strategy development for the growth and success of the Corporation, and the enterprise-wide rollout of strategic priorities, key projects and objectives aligned with these priorities; (b) the continued growth and diversification of the Corporation’s business, including the integration of the acquisitions and economies of scale achieved; (c) the execution of the strategy of investing in and acquiring registered investment advisors (“RIA”) in the United States, with 10 acquisitions in 2020; (d) the successful execution of the capital management strategy through share buybacks, debenture redemptions, and the issuance of public debentures in 2020 (both in Canada and the first United States public debt offering for CI), as well as the dividend strategy; (e) further globalization of CI’s investor base through the dual listing of its Shares on the NYSE in addition to the TSX; (f) management’s continued focus on building CI brand awareness, including the modernization of the current brand and refreshing logos, signage, websites and marketing materials; (g) leveraging predictive modeling and advanced analytics; (h) transforming a multi-boutique investment management model into an integrated global investment management platform; (i) making considerable investments in the Assante business, including a new discretionary platform; (j) management’s continued focus on enhancing product solutions, including CI’s leadership position in liquid alternative funds and innovating product offerings, including the launch of a Bitcoin closed- end fund; (k) the establishment of a Diversity & Inclusion Committee along with further emphasis on ESG best practices across the organization; (l) successful management of the Corporation through the transition to a remote work environment during the ongoing COVID-19 pandemic; (m) the enrichment of the employee experience through enhanced internal communications including webcasts, employee messaging regarding the strategic priorities, including communications in the form of video communication updates and town hall forums from the Chief Executive Officer, President and Chief Operating Officer, and Chief Talent Officer; (n) management’s continued focus on cost containment and controlling expenses; (o) financial results including asset growth, free cash flow and earnings; (p) a comparison of the Chief Executive Officer and Named Executive Officer compensation relative to a number of the Corporation’s publicly traded competitors; and (q) historical compensation for senior executives at the Corporation for the preceding three years. The GHRC Committee meets to consider these recommendations and also to review and recommend compensation for the Chief Executive Officer and approve recommendations for the CEO Direct Reports. The GHRC Committee then makes its recommendations to the Board with respect to the annual cash bonus and equity compensation grant as the variable elements of total compensation to be paid to the Chief Executive Officer and CEO Direct Reports, including, as applicable, the Named Executive Officers, for the fiscal year just completed and to set salaries for the current year. The Board considers these recommendations when it makes its determination with respect to these matters. Risk Management The compensation program of the Corporation is not intended to encourage or financially incentivize executives to expose the business, operations or organization to inappropriate risks.

CI FINANCIAL Proxy Circular 35 The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The GHRC Committee is responsible for risk oversight of the Corporation’s compensation policies and practices and in that regard, works to identify and stop any compensation practice that might encourage an employee to expose the Corporation to unacceptable risk. At the present time, the GHRC Committee is satisfied that the current executive compensation program will not encourage the executives to expose the business to inappropriate risk. In fact, the GHRC Committee believes that current compensation practices encourage a conservative approach to managing the business of the Corporation. The Board rewards individuals for the success of the Corporation once that success has been demonstrated. In addition, a significant portion of each executive’s total compensation is equity-based in order to incent the executives to focus on longer-term results. The Corporation’s compensation risk management practices include, but are not limited to: (a) Share Ownership Requirements – As discussed in greater detail under “Statement of Governance Practices – Share Ownership by Executive Officers and Directors” in this Information Circular, the Share ownership requirement is designed to align the interests of executives to those of the Shareholders. (b) Chief Executive Officer and President – There will be a claw back of the Chief Executive Officer’s and President’s annual cash bonuses within two years in the event of a material financial restatement due to gross negligence, intentional misconduct or fraud that triggered or partially triggered the material restatement. (c) Anti-Hedging Policy – As discussed in greater detail under “Statement of Governance Practices – Restrictions on Trading and Hedging Shares of the Corporation” in this Information Circular, the Corporation prohibits its employees, officers and Directors from speculating or purchasing financial instruments to hedge or offset a decrease in the market value of Shares owned, short selling Shares, selling a call option on Shares, or buying a put option on Shares. Chief Executive Officer Compensation In setting the recommended compensation for the Chief Executive Officer, the GHRC Committee takes into consideration Mr. MacAlpine’s responsibilities as well as his performance in leading the executive team, determining the strategic direction of the firm, and driving the execution of the strategy. Those strategic priorities include: modernizing CI’s asset management business, expanding CI’s wealth management platform, and globalizing the Corporation The components of the compensation awarded to the Chief Executive Officer are the same as those which apply to the other senior executive officers of the Corporation, namely base salary, cash bonus and equity bonus in the form of RSUs. The GHRC Committee presents its recommendations with respect to the Chief Executive Officer compensation to the Board of Directors. Compensation for the Chief Executive Officer is based on the CEO Scorecard (defined below), and influenced by corporate performance, measured by key financial metrics, such as AUM, net sales, EBITDA, earnings per share and SG&A control. The financial performance of the Corporation in any given year is significantly tied to developments in the capital markets. For that reason, at the end of each year the GHRC Committee looks at the performance of the Corporation in light of, or in spite of, prevailing market and economic influences and the individual’s contribution to that performance. In principle, the Chief Executive Officer’s compensation should be directly tied to the performance of the Corporation, measured along quantitative and qualitative metrics pre-determined by the GHRC Committee. In 2020, the GHRC Committee and the Chief Executive Officer developed a CEO Scorecard which sets out the principles of determining the Chief Executive Officer’s compensation having particular regard to six performance dimensions (“CEO Scorecard”). The Corporation is in the midst of a multi-year transformation program and the Chief Executive Officer compensation should evolve as the Corporation works through

CI FINANCIAL Proxy Circular 36 the execution of the strategic priorities. Performance dimensions that are addressable in the short term have more weight in the first two years of the transformation. Performance dimensions that require a longer time horizon to address have more weight after two years. The six performance dimensions of the CEO Scorecard are: Strategy; Reputation and Perception; Cost Discipline; Enterprise Value and Share Price; Capital Allocation; and Asset Growth and Flows. The CEO Scorecard was used a guide by the GHRC Committee in determining the Chief Executive Officer Compensation for 2020. With the benefit of Mr. MacAlpine having now been in the role of Chief Executive Officer for a complete fiscal cycle, it is expected that in 2021 the CEO Scorecard will be the main driver in determining Chief Executive Officer compensation. The CEO Scorecard will have pre-approved qualitative and quantitative metrics with a portion of the Chief Executive Officer’s variable compensation tied directly to quantitative performance measurements. The GHRC Committee also looks at the strategic leadership of the Chief Executive Officer, including pursuit of value enhancing strategies and contribution to the achievement of business unit objectives by senior management. The performance of the Corporation is evaluated relative to the performance of its competitors in terms of growth in assets under management and sales. The GHRC Committee considered the enterprise-wide rollout of strategic priorities and key projects and objectives aligned with these priorities. In setting the recommended salary of the Chief Executive Officer, in addition to the CEO Scorecard, the GHRC Committee took into consideration Mr. MacAlpine’s responsibilities and experience as well as his performance in leading and developing the executive team and directing the strategic initiatives of the Corporation. The GHRC Committee assesses the Chief Executive Officer’s ability to lead the organization and to optimize opportunities to take advantage of favourable market conditions or to mitigate the impact of unfavourable conditions, most notably the COVID-19 pandemic. In recognition of Mr. MacAlpine’s responsibilities, leadership of and contribution to success in 2020, the GHRC Committee recommended to the Board the payment of a cash bonus of $1,000,000 and the award of 238,129 RSUs pursuant to the RSU Plan. The RSUs have an approximate value as at the date of grant of $4,200,000 based on a value of $17.68 per Share for the RSUs (Mr. MacAlpine elected to receive Shares traded on the NYSE and denominated in U.S. Dollars, for an equivalent value of US$14.11 per RSU based on the prevailing exchange rate on the date of grant), bringing Mr. MacAlpine’s total compensation to $6,007,500 for 2020 (including Employee Savings Plan contributions). Upon the recommendation of the GHRC Committee, the Board approved a base salary increase for 2021 for Mr. MacAlpine to US$900,000 from C$800,000. Chief Executive Officer Compensation Considerations In setting the cash bonus and long-term equity compensation for Mr. MacAlpine for 2020, the GHRC Committee and the Board, in accordance with CI’s compensation policy, considered a number of factors in addition to those listed on pages 24 and 25, including Mr. MacAlpine’s: (a) commitment to strategy development for the growth and success of the Corporation, and the enterprise-wide rollout of strategic priorities, and key projects and objectives aligned with the Corporation’s core strategic priorities; (b) leadership, engagement and continued development of the senior management team and engagement between the business units; (c) successfully modernizing the asset management business by: i. implementing strategic changes to integrate the multi-boutique portfolio manager model ii. rebranding of the Corporation and its business units, retiring 22 legacy brands in favor of business units aligned under a unified CI brand

CI FINANCIAL Proxy Circular 37 iii. growing CI’s leadership position in liquid alternative funds and innovative product offerings iv. expanding CI’s product capabilities including significant success in the alternatives market v. implementing of data and artificial intelligence driven distribution practices; (d) successfully expanding the wealth management platform by: i. the completion of 10 acquisitions of RIAs in the United States ii. the acquisition of Aligned Capital iii. expanding CI’s strategic alliance with d1g1t iv. the acquisition of the outstanding minority interest of WealthBar; (e) successfully globalizing the Corporation by: i. 10 RIA acquisitions in the U.S. ii. the dual-listing of Shares on the NYSE iii. the successful completion of the Corporation’s first public bond offer into the United States which resulted (after early redemptions) in more than 50% of the Corporation’s outstanding debt being held by investors in the United States. (f) active role in investor relations to educate analysts and market participants on the Corporation’s strategic priorities, direction and outlook, resulting in positive shift in analysts’ perceptions of CI; (g) work to create strong financial results including record asset levels, improvement of free cash flow relative to peers, reduction in SG&A expenses by approximately $80 million, emergence of meaningful wealth management profitability; (h) work in increasing the Corporation’s asset base by approximately 27% driven primarily by growth in the wealth management business through acquisitions, despite experiencing net redemptions in the asset management business; and (i) work in developing and growing the Corporation’s relationship with key business partners. Members of the Governance, Human Resources, and Compensation Committee The members of the GHRC Committee during 2020 were Mr. Miller (Chair), Mr. Perrow, Mr. Muir, and Ms. Chang-Addorisio, all of whom were independent Directors. For a description of the committee members’ direct experience and skills relevant to their responsibilities in executive compensation and enabling the committee to make decisions on the suitability of CI’s compensation policies and practices, please see “Statement of Governance Practices - Board Composition and Independence – Board Expertise Matrix”. * * * * *

Performance Graphs

The first graph compares the yearly percentage change in the cumulative total return on the Shares and voting securities of CI's predecessors, with the cumulative total return of the S&P/TSX Composite Index (the "**S&P/TSX Index**") and the S&P/TSX Financials Index over the period from December 31, 2015 to December 31, 2020. The graph illustrates the cumulative return on a $100 investment in Shares made on December 31, 2015 as compared with the cumulative return on a $100 investment in the S&P/TSX Index or in the S&P/TSX Financials Index on December 31, 2015. Distributions and dividends are assumed to be reinvested.

The second graph compares the cumulative total return on the Shares from the date on which the Shares were first publicly traded on the TSX in June 1994 to December 31, 2020, with the cumulative total return of the S&P/TSX Index and the S&P/TSX Financials Index for the same period.

The performance as set out in the graphs does not necessarily indicate future price performance.

Cumulative Total Return for 5-year period



CI Financial Corp.
S&P/TSX Index
S&P/TSX Financials Index
300
250
200
150
100
50
-
2015
2016
2017
2018
2019
2020

	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19	31-Dec-20
CI Financial Corp.	99	98	106	64	84	65
S&P/TSX Index	92	111	121	110	136	156
S&P/TSX Financials Index	98	122	138	125	152	157

CI FINANCIAL Proxy Circular 38

Cumulative Total Return since CI became a Public Company in 1994


CIX
SPTSX
FINL
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12
Jun-13
Jun-14
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19
Jun-20

	1-Jun-94	31-Dec-02	31-Dec-05	31-Dec-08	31-Dec-11	31-Dec-14	31-Dec-17	31-Dec-20
CI Financial Corp.	100	785	2,156	1,562	2,535	4,337	4,601	2,764
S&P/TSX Index	100	187	337	290	421	564	683	807
S&P/TSX Financials Index	100	458	866	646	1,008	1,667	2,303	2,576

The graph below sets out the trend in aggregate total compensation, which includes base salary, annual cash bonus and equity bonus, awarded to the Named Executive Officers (in the applicable year) for each of the last five fiscal years compared to the total return on the Shares over that same period.


Total Return
Compensation
140%
120%
100%
80%
60%
40%
20%
0%
2015
2016
2017
2018
2019
2020

CI FINANCIAL Proxy Circular

39

Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and the Corporation's subsidiaries during the financial year ended December 31, 2020 and two previous years by the Corporation's Chief Executive Officer, Chief Financial Officer, and the Corporation's other three most highly compensated executive officers who were serving as such at December 31, 2020 (collectively, the "**Named Executive Officers**").

Name and principal position	Year	Salary ($)	Equity incentive plan compensation[1] ($)		Non-equity incentive plan compensation ($)	All other compensation ($)[4]	Total compensation ($)
			Share-based awards[2]	Option-based awards[3]	Annual incentive plans		
Kurt MacAlpine							
Chief Executive Officer and Director	2020	800,000	4,200,000	-	1,000,000	7,500	6,007,500
	2019	266,667	800,000	-	266,667	3,875,835	5,209,169
	2018	N/A	N/A	N/A	N/A	N/A	N/A
Douglas J. Jamieson[5]							
Executive Vice-President and Chief Financial Officer	2020	350,000	-	-	-	2,190,875	2,540,875
	2019	350,000	220,000	-	180,000	7,500	757,500
	2018	350,000	210,000	70,000	280,000	7,500	917,500
Darie Urbanky							
President and Chief Operating Officer	2020	550,000	765,000	-	285,000	7,500	1,607,500
	2019	425,000	480,000	-	320,000	7,500	1,232,500
	2018	300,000	200,000	-	200,000	52,140	752,140
Edward Kelterborn							
Executive Vice-President and Chief Legal Officer	2020	250,000	630,000	-	270,000	7,500	1,157,500
	2019	250,000	160,000	-	160,000	7,500	577,500
	2018	230,000	82,500	-	165,000	37,500	515,000
James E. Ross							
Executive Vice-President, Private Wealth	2020	300,000	390,000	-	210,000	5,937	905,973
	2019	300,000	129,250	-	105,750	7,500	542,500
	2018	240,000	101250	33,750	165,000	7,500	547,500

Notes to the Summary Compensation Table:

(1) Equity-based awards reflect aggregate amounts awarded in respect of the relevant year.

(2) Share-based awards are awarded in the form of RSUs under the Corporation's RSU Plan. The fair market value of each RSU is determined by calculating the five-day volume weighted average price of a Share trading on the TSX on the five days immediately preceding the relevant date of grant.

(3) (i) With respect to 2018 equity compensation, Options were granted to Messrs. Jamieson, Kelterborn, and Ross upon their election to receive Options in lieu of up to 25% of the RSUs that would otherwise have been awarded to them under the RSU Plan.

(ii) The following assumptions were made for purposes of calculating the value of Options granted to Messrs. Jamieson, Kelterborn, and Ross on February 26, 2019: an expected average option term of 6.0 years to exercise; a dividend projected to grow on average 0% per annum; projected stock price volatility of 17%; and an average risk-free interest

CI FINANCIAL Proxy Circular 40

CI FINANCIAL Proxy Circular 41 rate of 2.21% over the expected life of the Options. These Options have been valued using Black-Scholes methodology and on that basis ascribed average value of $2.36 per Option. This Option grant was forfeited by Mr. Jamieson on November 13, 2020. (iii) The actual value realized, if any, on Options exercises will be dependent on overall market conditions and the future performance of the Corporation and its Shares. The Corporation cannot be certain that the actual value realized will approximate the amount calculated under the valuation model. (4) Includes Employee Savings Plan corporate match of up to a maximum annual contribution of the lesser of $7,500 and 5% of the annual base salary of the employee. (5) On November 13, 2020, the Corporation announced that Chief Financial Officer, Douglas Jamieson, had informed the Corporation of his intention to resign from his position. Mr. Jamieson and the Corporation agreed that he would remain as Chief Financial Officer until an orderly transition of his responsibilities could be completed. As a result, the Corporation agreed to compensate Mr. Jamieson a one-time aggregate payment of $2,184,000 representing his 2020 earned bonus, six months of salary in advance in respect of his continued service during the transition period, and an amount equal to 24 months’ salary and bonus compensation in recognition of his long service to the Corporation, plus applicable vacation pay (in each case less applicable statutory deductions).

CI FINANCIAL Proxy Circular 42 Equity Compensation Plan Information The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others as at December 31, 2020. Note: (1) The number of securities remaining available to be issued as a percentage of outstanding Shares as at December 31, 2020 was approximately 4% in respect of the Option Plan and approximately 2% in respect of the RSU Plan. The following table sets out the approximate annual burn rate, calculated in accordance with the rules of the Toronto Stock Exchange, in respect of each of the equity compensation plans for each of the three most recently completed years. Plan Category Annual Burn Rate (1) 2020 2019 2018 Option Plan — 0.3% 0.03% RSU Plan (2) — — — Notes: (1) The annual burn rate is calculated as follows and expressed as a percentage: Number of securities granted under the specific plan during the applicable fiscal year ----------------------------------------------------------------------------------------------------------------------------- Weighted average number of securities outstanding for the applicable fiscal year (2) The RSU Plan was approved by Shareholders at the annual and special meeting of Shareholders held on April 20, 2017. The Corporation has not issued any Shares from treasury under the RSU Plan since the date of its approval by Shareholders and has met the requirement to deliver Shares under the RSU Plan through Shares acquired under the Corporation’s normal course issuer bid. See “Normal Course Issuer Bid” for a description. Plan Category Number of Securities to be Issued (upon Exercise of Outstanding Options, Warrants and Rights, and upon Vesting of RSUs) (a) Price (Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights, and Fair Market Value of RSUs) ($) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a))(1) Equity compensation plans approved by Shareholders Option Plan 2,606,057 26.38 7,407,054 RSU Plan 503,737 15.78 3,859,947

CI FINANCIAL Proxy Circular 43 Incentive Plan Awards Outstanding Option-Based and Share-Based Awards The following table sets out, for each Named Executive Officer, information concerning all Option-based and share-based awards outstanding as of December 31, 2020. Value Vested or Earned During the Year The following table sets out for each Named Executive Officer, information concerning the value of incentive plan awards—Option-based and Share-based awards as well as non-equity incentive plan compensation— vested or earned during the financial year ended December 31, 2020. Name Option-based Awards Share-based Awards Number of securities underlying unexercised Options (#) Option exercise price ($) Option expiration date Value of unexercised in-the- money options ($) Number of shares or units that have not vested (#) Market or payout value of share- based awards that have not vested ($) Kurt MacAlpine Chief Executive Officer and Director -- -- -- -- 165,450 2,610,801 Douglas J. Jamieson Executive Vice- President and Chief Financial Officer -- -- -- -- 10,249 161,729 Darie Urbanky President and Chief Operating Officer 18,000 18.99 Feb. 26, 2029 0 17,508 276,276 Edward Kelterborn Executive Vice- President and Chief Legal Officer 11,653 18.99 Feb. 26, 2029 0 6,133 96,779 James E. Ross Executive Vice- President, Private Wealth 13,000 18.99 Feb. 26, 2029 0 5,604 88,431

CI FINANCIAL Proxy Circular 44 Notes: (1) The amounts shown represent the dollar value that would have been realized if all Options that vested during the fiscal year ending December 31, 2020 had been exercised on the vesting date, calculated as the difference between the exercise price of such Options and the TSX closing price of the Shares on the vesting date. (2) See footnotes (3) and (4) to the Summary Compensation Table. Name Option-based awards – Value vested during the year(1) ($) Share-based awards – Value vested during the year ($) Non-equity incentive plan compensation – Value earned during the year ($) Kurt MacAlpine Chief Executive Officer -- 1,532,639 1,000,000 Douglas J. Jamieson(2) Executive Vice-President and Chief Financial Officer 0 169,340 N/A Darie Urbanky President and Chief Operating Officer 0 205,373 285,000 Edward Kelterborn Executive Vice-President and Chief Legal Officer 0 83,586 270,000 James E. Ross Executive Vice-President, Private Wealth 0 86,466 210,000

CI FINANCIAL Proxy Circular 45 Termination and Change of Control Benefits Kurt MacAlpine In the event Mr. MacAlpine is terminated without cause or good reason, he is entitled to 12 consecutive months pay from the last day of work, equal to the 12 months of pay immediately prior to termination, including a pro-rated annual bonus, unpaid vacation pay, and benefits. Any unvested RSUs will be eligible for continued vesting during the 12 months post termination date, subject to the terms of the RSU Plan. He will remain entitled to post-employment health benefits at the executive employee level for a period of 12 months post termination. Upon a change of control, if Mr. MacAlpine is terminated without cause or resigns for good reason within one year, his employment agreement entitles him to a monthly payment equal to the total compensation paid to him in the previous 12 months, up to the date of the change of control, divided by 12, for a period of 18 months. Any RSUs that remain unvested during the 18-month period shall continue vesting in accordance with the terms of the RSU Plan. He will remain entitled to post-employment health benefits at the executive employee level for a period of 18 months post termination. Mr. MacAlpine’s employment agreement contains a covenant not to compete directly or indirectly with the Corporation for a period ending 12 months following the completion of employment or solicit employees of the Corporation for a period ending 12 months following the completion of employment. Darie Urbanky In the event Mr. Urbanky is terminated without cause or good reason, he is entitled to 24 consecutive months pay from the last day of work, equal to base salary plus annual incentives paid or granted in the 12 months preceding the termination date, divided by 12, for 24 consecutive months. Mr. Urbanky’s employment agreement contains a covenant not to compete directly or indirectly with the Corporation for a period ending 12 months following the completion of employment or solicit employees of the Corporation for a period ending 12 months following the completion of employment. Douglas Jamieson On November 13, 2020, the Corporation announced that Chief Financial Officer, Douglas Jamieson, had informed the Company of his intention to resign from his position. Mr. Jamieson and the Corporation agreed that he would remain as Chief Financial Officer until an orderly transition of his responsibilities could be completed. As a result, the Corporation agreed to compensate Mr. Jamieson a one-time aggregate payment of $2,184,000 representing his 2020 earned bonus, six months of salary in advance in respect of his continued service during the transition period, and an amount equal to 24 months’ salary and bonus compensation in recognition of his long service to the Corporation, plus applicable vacation pay (in each case less applicable statutory deductions). Mr. Jamieson is entitled to post-employment health care, dental care and out-of-country coverage until the earlier of June 1, 2023 or the date on which he secures alternative employment or commences self- employment. He is entitled to executive career transition services paid for by the Corporation if engaged within the first six months of his departure. The estimated value of these benefits, assuming the maximum amount is used, is approximately $28,000, based on prevailing market rates. Mr. Jamieson’s agreement contains standard provisions prohibiting him from directly or indirectly soliciting employees or customers of CI period of 12 months from his date of departure, continuing indemnity rights, and a release and indemnity in favour of CI.

CI FINANCIAL Proxy Circular 46 Director Compensation The GHRC Committee is responsible for the compensation of Directors and annually reviews the form and amount of Director compensation and makes a recommendation to the Board for approval. The GHRC Committee takes into account the time commitment expected of Directors, the complexity and scope of any Director’s responsibilities, the need to attract and retain qualified Directors and the alignment of interests between securityholders and the Board. During the financial year ended December 31, 2020, non-employee Directors other than the Chairman were paid an annual fee of $140,000. The Lead Director of the Board of Directors was paid $165,000 in recognition of the additional responsibilities which this position entails. The Chairman of the Board received an annual fee of $250,000 and the Chair of each committee of the Board received an additional annual fee in the amount of $20,000. Directors’ fees are payable in quarterly installments. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as a Director. Effective January 1, 2021, upon the recommendation of the GHRC Committee, the Board agreed it was in the best interests of the Corporation to: increase the annual fee of each non-employee Director, other than the Chairman of the Board, the Lead Director, or a Committee Chair, to $170,000; compensate the Chair of each committee $180,000 annually; compensate the Lead Director $190,000 annually; maintain the Chairman of the Board fee at its current level of $250,000 annually. These increases are commensurate with the increase in workload required of the Board by overseeing the execution of the Corporation’s strategic priorities, additional obligation as a U.S. reporting issuer, and continued navigation of the COVID- 19 pandemic. As described under the heading Board and Committee Meetings Held and Attendance of Directors the Directors had 21 Board meetings in 2020, an increase of 12 meetings from the year prior. The Directors do not receive a per-meeting fee. Directors who are also officers or employees of the Corporation are not paid any amount as a result of their serving as Directors. Mr. Holland, who holds the office of Chairman of the Board, is not compensated separately in respect of this non-executive officer position but, instead, receives a Chairman retainer in connection with this director role. The following table sets out the compensation earned by Directors in the year ended December 31, 2020:

CI FINANCIAL Proxy Circular 47 Directors Compensation Table Notes: (1) Mr. MacAlpine has been omitted from this table, as he is a Named Executive Officer and his compensation is disclosed in the above Summary Compensation Table. He does not receive a fee for his role as a Director of the Company. (2) As described in more detail below, any non-employee Director may elect to receive all or any portion of his or her Director’s fees in the form of DSUs, and a Director’s fees will be paid in the form of DSUs until satisfaction of his or her share ownership requirement. Name(1) Fees earned (cash) ($) Share- based awards(2) ($) Option- based awards ($) Non-equity incentive plan compensation ($) All other compensation ($) Total ($) William E. Butt — 160,000 — — — 160,000 Brigette Chang- Addorisio 140,000 — — — — 140,000 William T. Holland 250,000 — — — — 250,000 David P. Miller 160,000 — — — — 160,000 Tom P. Muir 165,000 — — — 165,000 Sheila A. Murray 140,000 — — — — 140,000 Paul Perrow 140,000 — — — — 140,000

CI FINANCIAL Proxy Circular 48 Directors’ Deferred Share Unit Plan To encourage Directors to align their interests with Shareholders, the Board adopted the Director Deferred Share Unit Plan (the “Director DSU Plan”), effective February 16, 2017, applicable to the fiscal year commencing January 1, 2017 and subsequent fiscal years. Under the Director DSU Plan, Directors may receive some or all of the Director’s fees in the form of DSUs, each of which has a market value equal to the five-day volume weighted average price of the Shares on the TSX for the five trading days preceding the date DSUs are credited to the Director. A DSU is a bookkeeping entry credited to the account of an individual Director, which cannot be converted to cash until the Director ceases to be a member of the Board. The value of a DSU, when converted to cash, will be equivalent to the five-day volume weighted average price of the Shares on the TSX for the five trading days preceding the date that conversion takes place. DSUs will attract dividend equivalents in the form of additional DSUs at the same rate as dividends on the Shares. All non-employee Directors may elect to receive all or any portion of such Director’s fee in the form of DSUs. The Board has a policy requiring each Director of the Corporation to hold Shares representing a prescribed multiple of the annual Director’s fee ensuring that the interests of the Directors are aligned with those of the Shareholders. Units held under the Director DSU Plan or RSU Plan may be used to satisfy this ownership requirement. Effective with respect to Director compensation payable on or after March 31, 2017, Directors have received Directors’ fees in the form of DSUs until satisfaction of the share ownership requirements for Directors described under “Statement of Governance Practices – Share Ownership by Executive Officers and Directors” in this Information Circular. Upon satisfaction of such ownership requirements, Directors may elect to receive all or any portion of their Director compensation in the form of DSUs.

CI FINANCIAL Proxy Circular 49 Outstanding Option-Based and Share-Based Awards for Directors The following table sets out information concerning the Directors’ outstanding Share-based awards and Option-based awards as of the date of this Information Circular. All Share-based awards for Directors are in the form of DSUs, other than Mr. MacAlpine whose Share-based awards are in the form of RSUs. As of the date of this Information Circular, no Director has any other Share-based or Option-based awards. Directors’ and Officers’ Liability Insurance and Indemnification CI has purchased directors’ and officers’ liability insurance for the benefit of the Directors and officers of CI and its subsidiaries. The coverage has an aggregate limit of $45 million per policy year plus excess $5 million “Side A” coverage for non-indemnifiable circumstances. A premium of $278,293 was paid by CI for the 12-month term which began on June 15, 2020. No part of this premium was paid by the Directors or officers of CI. Any deductible payable by any Director or officer making a claim under the policy is payable by CI and a $500,000 deductible is also payable by CI. CI will indemnify Directors and officers in accordance with its specific indemnification agreements and to the maximum extent permitted under applicable law. Name Share Based Awards Option Based Awards Number of shares or units that have not vested (#) Market or payout value of DSUs / RSUs that have not vested ($) Number of shares or units that have not vested (#) Market or payout value of Options that have not vested ($) William E. Butt 18,236 358,520 -- -- Brigette Chang-Addorisio -- -- -- -- William T. Holland 9,583 188,402 -- -- Kurt MacAlpine 402,603 7,915,175 -- -- David P. Miller 7,264 142,810 -- -- Tom P. Muir -- -- -- -- Sheila A. Murray -- -- -- -- Paul J. Perrow -- -- -- --

CI FINANCIAL Proxy Circular 50 Indebtedness of Directors and Executive Officers The following table summarizes the aggregate indebtedness to CI, as of the date of this Information Circular, of any executive officers, Directors, employees and former executive officers, Directors, trustees and employees of CI. There is no outstanding indebtedness owed to CI by any Director or executive officer. CI has in the past maintained an Employee Share Purchase Loan Program (the “Program”) pursuant to which CI lent money to qualified employees to purchase Shares in the market. The Program is no longer available and no new loans have been advanced for several years; however, a number of loans remain outstanding. The loans are on market terms and bear interest at the greater of CI’s average borrowing cost and prescribed rates. The Shares purchased with the loan are pledged as security for the loan. Interest payments are made from participants’ salaries, and principal payments are generally made from the proceeds of any sale of such Shares. Each participant has agreed that his or her loan is to be repaid in accordance with its terms without exception. Note: (1) The Program does not permit loan forgiveness. (2) On November 13, 2020, Mr. Jamieson repaid the entirety of the outstanding loan and CI released the related security back to Mr. Jamieson. Subsequently, no Directors or Executive Officers had any outstanding loans owed to CI. AGGREGATE INDEBTEDNESS Purpose To CI or its Subsidiaries Share Purchases $757,321 Other $2,857,879 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE PROGRAMS Name and Principal Position Involvement of CI or Subsidiary Largest Amount Outstanding During 2020 ($) Amount Outstanding as at the date hereof ($) Financially Assisted Securities Purchases During 2020 (#) Security for Indebtedness Amount Forgiven During 2020 (1) ($) SECURITIES PURCHASE PROGRAMS Douglas J. Jamieson (Toronto, ON) Executive Vice-President and Chief Financial Officer CI 1,600,000(2) 0 0 60,000 Shares 0

CI FINANCIAL Proxy Circular 51 STATEMENT OF GOVERNANCE PRACTICES Good governance is essential to the effective and efficient operation of the Corporation. For that reason, the Board and management are committed to maintaining a high standard of governance, including through consideration of the governance guidelines of the Canadian securities administrators and best practices recommendations of the Canadian Coalition for Good Governance. The Role of the Board of Directors The Board is responsible for the stewardship of the Corporation and in that regard has the duty to supervise the management of the business and affairs of CI. In addition to overseeing and approving major transactions and matters legally requiring Board approval, the Board is consulted regularly by the executive management team on significant developments affecting or likely to affect the business and affairs of CI and its subsidiaries as well as any regulatory changes, new initiatives or circumstances in the asset management or wealth management industry that may impact the business, or navigating material unforeseen events such as the COVID-19 pandemic. The Board has delegated day-to-day management of the business to senior management; however certain matters exceeding a particular dollar threshold require Board approval, pursuant to CI’s Delegation of Authority policy. The specific duties and Board functions are set out in detail in the Board Mandate, which is attached as Schedule “B” to this Information Circular. The Board Mandate is reviewed each year and changes will be made when necessary to reflect evolving best practices in governance and management oversight. Some of the Board’s most important oversight functions are: Enterprise Risk Management Effective enterprise risk management and continual assessment of the risks confronting our business are necessary in order to ensure that the Corporation is positioned to achieve its business objectives and to protect the Corporation and client assets. The Board is responsible for risk management oversight, which includes understanding the material risks of the Corporation’s business and mitigation strategies, and taking reasonable steps to ensure that management has an effective risk management structure in place. It is an ongoing process involving the Board, the Chief Risk Officer, and CI’s Risk Management Committee, comprised of senior executives representing the Corporation’s business units. In November 2020, the Corporation appointed Amarjit Anderson to the role of Chief Risk Officer, in addition to her role as Chief Internal Auditor, to succeed Edward Kelterborn, who held the role on an interim basis, in addition to his role as Chief Legal Officer. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee. The Audit and Risk Committee reviews with management the Corporation’s systems to monitor and manage major business risks and legal and ethical compliance programs, including through regular reports on compliance systems and procedures, cybersecurity and other information technology systems, and the Corporation’s risk management policies and procedures. Each year, the Chief Risk Officer presents a detailed report on identified risks and mitigation strategies to the Audit and Risk Committee for discussion and comments. The Audit and Risk Committee receives regular updates on risk management at its quarterly meetings, including from the Corporation’s Chief Risk Officer, Chief Technology Officer, Chief Information Security Officer, and Senior Vice-President, Compliance, who is responsible for enterprise-wide compliance. A discussion of the risks affecting the Corporation appears in the Corporation’s most recent Management Discussion and Analysis available on the Corporation’s website (www.cifinancial.com) and on SEDAR (www.sedar.com).

CI FINANCIAL Proxy Circular 52 Integrity of Financial Information and Internal Controls The Board oversees financial reporting and compliance with the disclosure obligations imposed by corporate and securities laws. It is the responsibility of the Board to approve the annual and interim financial statements. The Board, through the Audit and Risk Committee, monitors the integrity of the Corporation’s management information systems and the effectiveness of internal controls through regular reporting by management and others. The Chief Internal Auditor reports on a quarterly basis directly to the Audit and Risk Committee. In connection with the Corporation’s listing on the NYSE and registration with the U.S. Securities Exchange Commission, pursuant to Section 12 of the Securities Exchange Act of 1934 (U.S.), the Corporation is subject to additional disclosure and control requirements under the Sarbanes-Oxley Act of 2002 (U.S.) (“SOX”). The Chief Risk Officer is responsible for overseeing the implementation of internal controls over financial reporting, in order to ensure that the Corporation is in material compliance with its obligations under SOX. Strategic Planning The Board oversees the strategic direction of the business and offers guidance on strategic issues confronting the Corporation. The Directors are responsible for developing a depth of knowledge of the Corporation’s operations and business to assess the assumptions on which the Corporation’s strategic plans are based. The Chief Executive Officer has set, and the Board has approved, the strategic priorities of the Corporation. Each significant decision or transaction will align with one or more of the strategic priorities. Periodically, the Board will receive reports from senior management on strategic initiatives. The Board continually assesses the strategic plan of the Corporation, taking into account the risks and industry environment confronting the Corporation. Succession Planning The Board is responsible for overseeing the Corporation’s succession plan for the Chief Executive Officer, including the recruitment, appointment and evaluation and, if necessary, termination of the Chief Executive Officer. The Board has delegated primary responsibility for oversight of succession planning to the GHRC Committee. Through quarterly reports from the Corporation’s management, the GHRC Committee reviews the design and competitiveness of the Corporation’s overall compensation plan and strategies for the attraction, retention and motivation of executive officers and oversees and monitors employee engagement, talent development and retention strategies. These quarterly updates are also used by the Chief Executive Officer to identify members of the Corporation’s senior management capable of taking on additional responsibilities and developing into the Corporation’s next generation of leaders. In addition to quarterly meetings providing updates on executive officer succession planning, as applicable, and other human resources matters, the GHRC Committee receives a formal report from the Chief Talent Officer, at least annually. While the GHRC Committee has primary responsibility for executive officer succession planning, the matter of Chief Executive Officer succession is discussed at least annually by all independent members of the Board. In addition, all members of the Board have regular opportunities to meet with executive management during and in connection with Board meetings. Board members are also encouraged to meet with the executive team members individually and outside of Board meetings in order to be able to directly assess an officer’s capabilities and succession potential. The Corporation is committed to promoting professional learning and development at all levels of the organization through programs to create senior leader personal development plans, sessions targeting professional development as well as cost effective training, corporate-wide training events and other opportunities for leadership development.

CI FINANCIAL Proxy Circular 53 On November 13, 2020, Douglas Jamieson announced his intention to resign from his position as the Corporation’s Executive Vice-President and Chief Financial Officer in order to pursue other opportunities. On April 12, 2021, the Corporation announced the appointment of Amit Muni as Executive Vice-President and Chief Financial Officer to take effect no later than May 31, 2021. Mr. Muni will join CI from WisdomTree Investments Inc. where he has served as Executive Vice-President and Chief Financial Officer since 2008. Mr. Muni’s 28 years of professional experience, and 13 years as a public company Chief Financial Officer, provides a demonstrative understanding of all facets of the role, including finance, accounting, reporting, investor relations, capital management, and mergers and acquisitions. Mr. Jamieson has agreed that he will remain in his current position until an orderly transition of his responsibilities to Mr. Muni is completed. Securityholder Relations and Communications The Board approves all of the disclosures which CI is required to make pursuant to securities laws, including annual and quarterly financial statements, the Annual Information Form, management information circulars, and registration statements. Securityholders can provide feedback to CI in a variety of ways, including by contacting the Corporation’s Investor Relations staff by email, telephone or mail as indicated on the back of this Information Circular. The Corporation’s annual and quarterly earnings calls with analysts are broadcast live and are archived on our Investor Relations website. The Chief Executive Officer is responsible for receiving and addressing securityholder inquiries and concerns and referring securityholder issues, where appropriate, to the Board. It is CI’s policy for management to respond to securityholder questions and concerns on a prompt basis, subject to limitations imposed by law or as a result of the confidential nature of certain information. In addition, Shareholders may communicate directly with CI’s independent Directors through the Lead Director by email or mail as indicated at the back of this Information Circular. Integrity and Ethics The Board reviews the Corporation’s Code and Business Conduct and Ethics (the “Code”) at least annually as well as other policies which are designed to foster a culture of integrity. On a quarterly basis, the Board seeks reasonable assurance from senior management that the Code has been complied with. The Board is also responsible for establishing and overseeing a whistleblower process which is contained in the Code. Reporting procedures are detailed in the Code to provide anonymous whistleblowing opportunities without fear of reprisal.

CI FINANCIAL Proxy Circular 54 Board Composition and Independence The Board believes that it is important that a majority of our Directors be independent. The Board currently has eight members and following the Meeting, if all Director nominees are elected, will continue to have eight members, six of whom will be independent. Size and Composition The GHRC Committee works with the Board to develop and update a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills, experience, personal attributes and any anticipated retirement dates of the Board members as well as the strategic direction of the Corporation and the skills, expertise, experience, competencies and attributes necessary for the Board. The GHRC Committee undertakes, on an annual basis, an examination of the size of the Board, with a view to determining the impact of the number of Directors on the effectiveness of the Board and the full engagement of each Director, and then recommends to the Board, if necessary, a reduction or increase in the size of the Board. As part of the annual Board evaluation process, the GHRC Committee assesses each Director’s contribution to the Board and makes a recommendation to the Board regarding whether or not each Director will be invited to stand for re-election at the next annual meeting of the Corporation’s shareholders. This process also will allow each Director the opportunity to confirm his or her desire to continue as a member of the Board. The Board of Directors is currently comprised of eight members. Each of the eight current Directors has agreed to be nominated and stand for election or re-election at the Meeting. The Board has determined that the proposed size and composition of the Board, including the collective skills, expertise, experience and attributes of the eight Director nominees, are appropriate to facilitate effective debate and decision-making. This relatively small number of Directors permits the Board to operate in an efficient and cohesive manner and encourages interactive decision-making. The Board believes that a diversity of views and experience enhances decision-making and enables the Board as a whole to fulfill its core responsibilities to the Corporation and help shape strategic direction. The members of the Board collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience which contribute to the effective oversight of CI’s business. See “Board Expertise Matrix” below. Directors are not required to be specialists in the business of CI but rather to provide the benefit of their business experience, judgment and vision. See “Board Diversity” below for further information on the Board’s approach to diversity. Independence At each regularly scheduled meeting, the independent Directors have the opportunity to meet without non- independent Directors and members of management. This occurred five times since January 1, 2020. The Board believes that it is important that a majority of our Directors be independent. The Board is responsible for determining whether a Director is independent, using the standards set out in applicable legal and regulatory requirements and recommended guidance, including the definition and guidance in National Instrument 52-110 – Audit Committees (“NI 52-110”). In particular, the Board considers an individual to be independent if he or she has no direct or indirect material relationship with CI which could, in the view of the Board, be reasonably expected to interfere with the exercise of that individual’s independent judgment.

CI FINANCIAL Proxy Circular 55 Each year the Directors are asked to provide the Corporation with information necessary for completion of this Information Circular, including information concerning any other directorships or business or other relationships which could affect an assessment of independence. The GHRC Committee and the Board consider this information when determining whether a Director is independent. Directors are also required to let the Chairman of the Board and the Chair of the GHRC Committee know if there are any material changes in their circumstances or relationships which could affect an assessment of independence. Based upon information provided by each of the Directors, the GHRC Committee and the Board have determined that the following six of eight Directors standing for re-election are independent: William E. Butt, Brigette Chang-Addorisio, William T. Holland, David P. Miller, Tom P. Muir and Paul J. Perrow. The GHRC Committee and the Board have determined that Kurt MacAlpine and Sheila A. Murray are not independent. Mr. Holland was previously considered to be non-independent given his role as Executive Chairman of the Board and his related involvement with the Corporation’s day-to-day management. After a series of successful executive management succession events, which Mr. Holland oversaw, he resigned from his role as Executive Chairman of the Board on May 11, 2017, along with its accompanying duties, and continued in the role of Chairman of the Board. In this role, Mr. Holland serves the Corporation only in the capacity as Chairman of the Board, as described in under the heading “Position Descriptions – Chairman”, and not as an executive officer. For this reason, the GHRC Committee and Board have determined that, this year, at the time of Mr. Holland’s nomination for election, he will be independent to the Corporation in accordance with the criteria set forth in NI 52-110. The Board of Directors believes that the fact that six of the eight Directors of the Corporation are independent under applicable legal and regulatory requirements and interpretative best practices is an important factor in assuring the ability of the Board to act independently of management. Mr. Holland is currently the Chairman of the Board and Tom Muir is the Lead Director. The Board has instituted certain processes to ensure that the Board can exercise independent oversight. Each meeting is chaired by the Lead Director and in order to facilitate candid discussions among the independent Directors, at each regularly scheduled quarterly meeting the independent Directors meet without the non-independent Directors present. In addition, the Board of Directors or any committee thereof is authorized to engage independent counsel and other advisors it determines necessary to carry out its duties and responsibilities and require CI to pay the compensation and charged expenses for any such advisors. Except in unusual circumstances, the Board will consult with the Chief Executive Officer prior to appointing external advisors. Board Expertise Matrix The Board believes that a diversity of views and experience enhances decision-making and enables the Board as a whole to fulfill its core responsibilities to the Corporation and help shape strategic direction. The members of the Board collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience which contribute to the effective oversight of CI’s business. Directors are not required to be specialists in the business of CI but rather to provide the benefit of their business experience, judgment and vision. In making its Director nominee recommendations, the GHRC Committee and the Board consider the competencies, skills and attributes that the Board considers to be necessary for the Board as a whole to possess, the competencies, skills and attributes that the Board considers each existing Director to possess, and the competencies, skills and attributes any new nominee will bring to the boardroom.

The Board is comprised of individuals who bring the right mix of knowledge, interest, skills and experience relevant to the Corporation and required on the Board to fulfill its mandate. The following areas of expertise are the core competencies of the Board:

Accounting and Finance	Investment Funds	CEO Experience / Strategic Leadership
Risk Management	Regulatory Affairs	Human Resources / Compensation
Governance / Legal	IT / Fintech	Financial Services

The following table provides more detailed information with respect to the core areas of expertise of each nominated Director:

	Independent	Accounting and Finance	Financial Services	Investment Funds	Regulatory Affairs	CEO Experience / Strategic Leadership	Risk Management	Governance / Legal	Human Resources / Compensation	IT / Fintech
William E. Butt	X	X	X	X		X	X			
Brigette Chang-Addorisio	X	X				X	X		X	
William T. Holland	X		X	X		X	X	X		
Kurt MacAlpine			X	X		X	X		X	X
David P. Miller	X				X	X	X	X	X	
Tom P. Muir	X	X	X	X	X	X		X		X
Sheila A. Murray				X	X	X	X	X	X	X
Paul J. Perrow	X	X	X	X		X			X	

CI FINANCIAL Proxy Circular

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CI FINANCIAL Proxy Circular 57 In addition, when assessing a nominee for Director, the Board will expect the nominee to demonstrate: The Board and the GHRC Committee will consider the extent to which the interplay of the individual’s expertise, skills, knowledge, experience and personal attributes with that of other members of the Board will build a high-performance Board that is effective, collegial and responsive to the needs of the Corporation and its subsidiaries. In making its recommendations, the Board and the GHRC Committee’s assessment is also based on the following criteria: • diversity of viewpoints, backgrounds, experiences, gender and other demographics; • current or previous experience on other boards; and • the appropriate level of representation on the Board by Directors who are independent of management and who are neither officers nor employees of the Corporation or any of its subsidiaries. Term Limits Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. The Board believes that a Director’s effectiveness is enhanced by experience on the Board and also recognizes the importance and value of adding new Directors who bring a diversity of views and a fresh outlook. Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. The term limit does not apply to the Chief Executive Officer. Term limits are not intended to discourage the full and frank assessment of each Director’s contribution to the Board on an annual basis and are not intended to and do not in any way assure each Director of a twelve-year term. Board composition and the continued nomination of Directors are considered each year and assessments are made on a case by case basis, taking into account the skills and contribution of each Director. The Board has not adopted a mandatory retirement age for Directors. On February 13, 2020, the Board adopted a term limit of up to four years for the position of Lead Director. Upon the appointment of the next duly appointed Chairman, the Board adopted a term limit of up to five years for such position. Furthermore, the GHRC Committee and Audit and Risk Committee each adopted a term limit of up to four years for the Chair of each respective committee. The average tenure of the eight Director nominees is approximately 5.24 years. The average tenure of the six independent Director nominees is 6.24 years. Directorships and Board Interlocks To ensure that each Director is able to commit sufficient time and energy to fulfill his or her duties as a member of the Board, and to avoid circumstances that may impact independence, CI limits service by Directors on outside public company boards of directors and committees: Sound business judgment High ethical standards Commitment to CI Good communication skills and the ability to influence decision-making Proven track record Team player mentality

CI FINANCIAL Proxy Circular 58 (a) Directors who are chief executive officers or other senior executives of public companies may hold at most two outside public company directorships and other Directors may hold no more than four outside public company directorships. (b) No Director who is a member of the Audit and Risk Committee may sit on more than three outside public company audit committees. (c) The Corporation’s Chief Executive Officer may not sit on the board of directors of an outside public company. (d) No Director may serve on the board of a competitor or of a regulatory body with oversight of the Corporation or its subsidiaries or any other board which the GHRC Committee reasonably determines is inadvisable. CI also limits the number of other boards its Directors can serve on together. No more than two Directors may sit on the same outside public company board of directors. Exceptions to the above guidelines may be granted with the consent of the Board. Directors are required to advise the Chairman of the Board and the Chair of the GHRC Committee before accepting a directorship on an additional public, private or not-for-profit board (or similar body) or membership on an additional board committee in order to provide an opportunity to verify that a Director continues to have the time and commitment to fulfil his or her obligations to the Board and to be satisfied that the Director is in compliance with the above guidelines and no real or apparent conflict of interest would result. In addition, Directors must notify the Chairman of the Board and the Chair of the GHRC Committee before establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the Director’s relationship to the Corporation or its affiliates or potentially impact the reputation of CI. Lead Director An independent Director, Tom P. Muir, is the Lead Director and chairs each meeting of the Board and Shareholders. The Lead Director is a member of the Audit and Risk Committee and the GHRC Committee. Mr. Muir, an independent Director, has been on the Board since 2011 and assumed the role of Lead Director at the close of the annual meeting of Shareholders held on June 18, 2018. The Lead Director facilitates the functioning of the Board independently of management and provides independent leadership to the Board. The Lead Director, together with the independent Chairman, sets the agenda for each Board meeting with a view to the Board’s role in the stewardship of CI and the provision of oversight and guidance with respect to CI’s strategic plan and execution of strategic priorities. The Lead Director and Chairman, as well as the Board’s GHRC Committee, supports the promotion of a high- performance Board culture that is conducive to the full engagement by all Board members and promotes challenging and constructive debate and effective decision-making. The Lead Director serves as a liaison between management and the Board, where necessary. The Lead Director also chairs each Board meeting and the annual meetings of the Shareholders. The Lead Director is a member of both the Audit and Risk Committee and GHRC Committee. Further information on the role of the Lead Director is discussed below under “Position Descriptions”.

CI FINANCIAL Proxy Circular 59 Director Attendance Each of the Corporation’s Director nominees standing for re-election attended 100% of all regularly scheduled and special Board meetings with the exception of Ms. Chang-Addorisio who was unable to attend a special Board meeting held on March 23, 2020. The meeting attendance record for each Director is disclosed on page 19 of this Information Circular. Four quarterly meetings of the Board are scheduled for each fiscal year, and special meetings are called as necessary. The meeting of the Board immediately following the Meeting is considered a regular meeting. The frequency of meetings and the nature of agenda items depend on the state of CI’s affairs and particular opportunities or risks that CI faces. During the fiscal year ended December 31, 2020, the Board met 21 times. This was an increase from nine times the year prior. The marked increase was attributable to overseeing the Corporation’s response to the COVID-19 pandemic, it’s public debt offerings, its NYSE listing, and its significant acquisition activity. As part of each regularly scheduled quarterly Board meeting, the independent Directors meet without non- independent Directors and members of management. Ethical Business Conduct The Board takes its responsibility for setting the moral tone of the Corporation seriously. The Board receives quarterly reports regarding compliance with the Code of Business Conduct and Ethics (defined below) and other policies which are designed to foster a culture of integrity. In November 2006, the Board adopted a written code of business conduct and ethics (the “Code”), which constitutes written standards designed to promote integrity and to deter wrongdoing. The Code is reviewed annually by the Board and revised as required. The last revision of the Code was approved by the Board on November 10, 2020. The Code applies to the Corporation’s Directors and to the officers and employees of the Corporation and its subsidiaries. The Code is reviewed annually and updated, when necessary. The Code addresses, among other things, the following issues: (a) compliance with laws, rules, regulations and CI policies and procedures; (b) conflicts of interest; (c) protection of confidential information; (d) protection of opportunities belonging to CI; (e) anti-money laundering legislation and regulations; (f) protection and proper use of CI assets; (g) competition and fair dealing, including with CI’s competitors; (h) gifts and entertainment and payments to government personnel, including conduct which the Corporation considers foreign corrupt practices; (i) political donations and activities; (j) discrimination and harassment; (k) health and safety; (l) accuracy of CI records and reporting; (m) use of phone, fax, email and internet services; and (n) disclosure requirements and CI disclosure policy. Personnel are expected and encouraged to talk to supervisors, department heads or other appropriate personnel if they have breached the Code or have observed a breach of the Code by others or observed a deficiency in the Corporation’s policies, procedures or controls which might enable a breach to occur or go undetected. CI does not permit any acts of retaliation for reports of misconduct by others. The Code also outlines compliance procedures to be followed to report any such breaches of the Code or other

CI FINANCIAL Proxy Circular 60 questionable conduct, including with respect to accounting and auditing matters, on a confidential and anonymous basis. The compliance department of CI monitors compliance with the Code and requires each employee to certify annually that they have read the Code and agree to comply with it. To ensure that the Directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a Director or executive officer has declared a material personal interest (in accordance with relevant provisions of corporate law), the Board follows a practice whereby any such Board member must be absent during any Board discussion pertaining thereto and not cast a vote on any such matter. Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of Directors or executive officers may only be granted by the Board (or a committee of the Board to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation. No waivers of the Code have been granted to date. The Code can be viewed on CI’s website at www.cifinancial.com or at www.sedar.com. CI has adopted formal policies to further ensure ethical business conduct, including an Anti-Bribery and Anti-Corruption Policy, Disclosure Policy, and Insider Trading Policy. CI’s subsidiaries maintain policies applicable to their operations to further ensure ethical business conduct, including policies related to anti- money-laundering, counter-terrorist financing, sales practices, and conflicts of interest. Complaint and Grievance System CI has adopted a formal Complaint and Grievance System to assist employees, supervisors and managers in conflict resolution. In cases of conflict, employees may submit complaints to their supervisor or the Chief Talent Officer. CI’s Human Resources Department is available to provide direction and counsel to employees, supervisors and managers in conflict situations. Committees of the Board There are currently two standing committees of the Board — the Audit and Risk Committee and the GHRC Committee. The Board has delegated certain authority and responsibilities to each of these committees and has mandated that each of them perform certain advisory functions and make recommendations to the Board. Only independent Directors can serve on these committees. The Lead Director serves as an ex officio member of each of the Board’s standing committees, if not otherwise an appointed member, and is currently a member of both the Audit and Risk Committee and the GHRC Committee. Each committee of the Board has a written charter. A copy of the Audit and Risk Committee charter is contained in Appendix “A” in the Annual Information Form available on SEDAR at www.sedar.com and the Corporation’s website. The GHRC Committee charter is available on the Corporation’s website at www.cifinancial.com. Each committee is required to review and reassess its charter at least annually. Audit and Risk Committee The Audit and Risk Committee currently has four independent Directors as its members: Messrs. Butt (Chair), Muir, Perrow and Ms. Chang-Addorisio. Each member of the Audit and Risk Committee is independent, financially literate and at least one member qualifies as a financial expert under SOX (as such terms are defined under applicable securities laws and stock exchange requirements and guidance). The Audit and Risk Committee is responsible for reviewing quarterly financial statements, annual financial statements and other financial disclosure documents prior to their approval by the full Board. The committee is also responsible for selecting and recommending to the Board the appointment and compensation of the

CI FINANCIAL Proxy Circular 61 external auditors, reviewing CI’s financial reporting process, internal controls and the performance of CI’s external auditors, and approving non-audit services by the external auditors. The external auditors and CI’s Chief Internal Auditor report directly to the Audit and Risk Committee. CI’s Chief Internal Auditor and external auditors meet quarterly with the Audit and Risk Committee and with the external auditors without management present. In addition, the Audit and Risk Committee is responsible for the oversight of the Corporation’s systems to monitor and manage major business risks and legal and ethical compliance programs, including through regular reports on compliance systems and procedures and reports on the Corporation’s risk management policies and procedures. The Audit and Risk Committee meets quarterly with the Corporation’s management. The Audit and Risk Committee reviews and recommends to the Board for approval the risk related disclosure in the Corporation’s Annual Information Form and management’s discussion and analysis. Additional information regarding the Audit and Risk Committee, including its written charter, composition, and the relevant education and experience of its members is included in the Corporation’s most recently filed Annual Information Form available on SEDAR at www.sedar.com. Governance, Human Resources, and Compensation Committee The GHRC Committee currently has four independent Directors as its members: Messrs. Miller (Chair), Perrow, Muir, and Ms. Chang-Addorisio. The GHRC Committee assists the Board in overseeing CI’s compensation policies and practices, as well as assisting the Board in the strategic oversight of CI’s human capital, including with respect to organizational effectiveness, succession planning and talent management. The GHRC Committee is also responsible for developing CI’s approach to governance issues and overseeing the corporate governance process. With respect to the Corporation’s compensation policies and practices, the GHRC Committee oversees management’s development of compensation policies and practices to provide fair and competitive compensation to CI’s employees, including senior management, and that CI’s compensation policies do not have unintended risk consequences. The GHRC Committee is responsible for evaluating the Chief Executive Officer’s performance and contribution to the success of the Corporation and making compensation recommendations. The GHRC Committee also reviews an annual Compensation Report and CEO Scorecard prepared by management and recommends to the Board the compensation of any officers of the Corporation who report directly to the Chief Executive Officer, including the Named Executive Officers. The GHRC Committee also recommends to the Board for approval changes to the Share Ownership Guidelines, the terms of the compensation of Directors, the Chairman of the Board and those acting as committee Chairs and committee members. The GHRC Committee assists the Board in its strategic oversight of the Corporation’s employee matters, and is responsible for reviewing the Corporation’s senior management succession plan and monitoring the progress and development of senior management in accordance with succession plans, overseeing and monitoring talent development and retention strategies, and assessing the “tone at the top” set by the Chief Executive Officer and other senior management through the promotion of integrity, ethics and corporate diversity. In addition, the GHRC Committee is responsible for reviewing the Corporation’s executive compensation disclosure and reporting to securityholders on remuneration. The GHRC Committee is also responsible for overseeing CI’s corporate governance program and processes, including ensuring that the Board functions independently of management and promoting a Board culture that optimizes Board effectiveness. The GHRC Committee conducts an annual review of Board and Director effectiveness and engagement of each Director. Based upon this review, the GHRC Committee makes recommendations aimed at enhancing Board and committee effectiveness, including in connection with Director succession planning and the nomination of Director candidates. The GHRC Committee is also responsible for Director orientation and education.

CI FINANCIAL Proxy Circular 62 Executive Compensation-Related Fees Spencer Stuart was engaged on May 13, 2019 to assist with the recruitment of a successor Chief Executive Officer to Peter Anderson. Spencer Stuart was responsible for candidate development, interviews, written materials, referencing, compensation negotiations, and follow-up, and received an aggregate fee of $500,000 for these services. On April 15, 2021, Korn Ferry was engaged to provide consulting services in respect of developing and recommending components and specific metrics to be incorporated into the CEO Scorecard and received an aggregate fee of $33,600 for those services. Board, Committee and Director Assessment The GHRC Committee ensures that an appropriate system is in place to annually evaluate the effectiveness of the Board as a whole, as well as the committees of the Board, with a view to ensuring that they are fulfilling their respective responsibilities and duties. In connection with these evaluations, each year every Director is requested to provide his or her assessment of the effectiveness of the Board and each committee, as well as the contribution and performance of the individual Directors, including the Chairman, Lead Director and each committee Chair. Each Director also completes a self-evaluation form. The process is designed primarily to provide constructive input for the improvement of the Board. These evaluations consider the competencies and skills each Director is expected to bring to his or her particular role on the Board or a committee and the contribution of each Director to the effectiveness of the Board, as well as any other relevant facts. For fiscal 2020, the Directors completed a written Board effectiveness assessment and self-evaluation questionnaire, which is summarized on a confidential basis by the Chair of the GHRC Committee in a report that is presented to the Board for discussion. The GHRC Committee Chair is available should any Director wish to discuss his or her written responses to the questionnaire or otherwise provide input on Board effectiveness. Additionally, the GHRC Committee Chair meets, one-on-one, with each Director to provide an additional channel where candid discussions may be held. The written Director assessment or one-on-one discussion are not intended to stifle comment and the Directors are invited to raise any matters of concern with the Chair of the GHRC Committee. The topics included in the Director assessment questionnaire include: In addition, each Director is asked to compare the Board with other boards of directors on which he or she serves in areas such as quality of leadership, culture and effectiveness, among others. Directors are also asked to rank the relative strength of the Board in a number of areas, including industry-specific knowledge, relationship with management, commitment to the Corporation and effective decision-making and to rank the relative strength of the Board’s oversight function in each of the Board’s core areas of responsibility, as set out in the Board Mandate. The objective of the confidential Director self-evaluation form is to improve the overall performance of the Board by assisting individual Directors to build on their strengths and identify areas for continuing Board Composition, including Diversity Risk Management Duties and Responsibilities Leadership Management Performance and Compensation Board Succession Committee Structure and Effectiveness Relationship with Management Management / Organization Compliance Planning and Appraisal

CI FINANCIAL Proxy Circular 63 development. Each Director is asked to self-evaluate with respect to his or her individual goals, objectives, participation and contribution. Position Descriptions The Board has approved written position descriptions for the Chairman of the Board, the Lead Director, the Chairs of the Board committees, and the Chief Executive Officer. Chairman The Chairman’s role is to provide broad-based leadership and direction to the Board in its stewardship of the Corporation and oversee, guide and support the Board in fulfilling its duties and responsibilities in an effective and independent manner. The Chairman also serves as a strategic advisor to senior management with respect to the Corporation’s business and the industry. The Chairman’s primary responsibilities include, but are not limited to: (a) Ensuring that the structure and composition of the Board, including Board size and the mix of Directors’ knowledge, interests, skills and experience, facilitate effective and interactive decision making. (b) Promoting a high-performance Board culture that is conducive to the full engagement by all Board members and encourages challenging and constructive debate; (c) Together with the Lead Director, calling and organizing meetings of the Board, including setting the agenda for each Board meeting with a view to CI’s long-term strategic priorities; (d) Ensuring that the Board is provided with the necessary resources, training and development with respect to the industry and CI’s business to enable each Director to fulfill his or her duty to act in the best interests of the Corporation; (e) Fostering a constructive and effective working relationship between the Board and the Chief Executive Officer; (f) Collaborating with the Chief Executive Officer to recruit and mentor top executives and monitor and evaluate senior managerial and corporate performance; (g) Advising senior management in its consideration of strategic opportunities and transactions, including in the areas of capital allocation, technology and growth strategies; (h) Providing strategic support and counsel to senior management with respect to the business in which the Corporation operates and its business development, growth trajectory and strategic direction; (i) Ensuring the effective communication of the Corporation’s culture, values and objectives to the Shareholders and other stakeholders; and (j) Acting, together with the Chief Executive Officer, as a liaison with the Corporation’s various stakeholders. Lead Director The Lead Director’s role is to facilitate the functioning of the Board independently of management and provide independent leadership to the Board. The Lead Director’s duties include, but are not limited to, the following: (a) Ensuring that the Board functions independently from management in carrying out the Board Mandate and fulfilling its fiduciary obligations to the Corporation; (b) Guiding the views, concerns and issues of the independent Directors and keeping the Chairman of the Board fully informed of any concerns raised by the Board; (c) Advocating, in consultation with the Chairman, and enforcing a strong governance framework for the Board;

CI FINANCIAL Proxy Circular 64 (d) Encouraging Directors to stay informed about the Corporation’s business and industry, including by working with the Chairman to provide access to an effective architecture of information designed to inform Directors of the key activities undertaken by the Corporation and the central issues facing the Corporation; (e) Together with the Chairman, setting the agenda for each Board meeting with a view to the Board’s role in the stewardship of the Corporation and the provision of oversight and guidance with respect to the Corporation’s strategic plan; (f) Chairing each meeting of the Board, including any meetings or portions of meetings of the independent Directors in the absence of management; (g) Assisting the Chairman, as well as the Board’s GHRC Committee, in the promotion of a high- performance Board culture that is conducive to the full engagement by all Board members and promotes challenging and constructive debate and effective decision-making; (h) Serving as a member of each of the Board’s standing committees and acting as a liaison between the independent Directors and executive Directors; (i) Leading the Directors in providing independent oversight and guidance with respect to the Corporation’s strategic plan, including by challenging management to maintain a long-term view of the Corporation’s objectives and approving the Corporation’s overall strategic framework; and (j) Actively participating, in consultation with the GHRC Committee, in management succession planning, including the recruitment, appointment and evaluation of the Chief Executive Officer. Committee Chairs The Board has delegated certain responsibilities to its committees and requires that each of them perform certain advisory functions and make recommendations to the Board in accordance with written charters. See “Committees of the Board” above. The most important responsibility of the Chair of each committee of the Board is to ensure that the responsibilities of the committee as set out in the committee’s charter are carried out in an effective manner independently from management. Each committee is required to reassess its charter at least annually and report to the Board thereon. The charter may also assign specific additional responsibilities to the chair of the committee. The responsibilities of the chair of each committee include, but are not limited to, the following: (a) Ensuring that the committee is effectively organized to carry out its duties and responsibilities; (b) Promoting a committee culture that is conducive to the full engagement by all committee members and encourages challenging and constructive debate and effective decision-making; (c) Working with the Secretary of the Corporation to develop and refine the committee’s annual forward agenda to capture long-term issues and evolving priorities, as well as regular business items; (d) Chairing each meeting of the committee and setting the agenda for committee meetings, with a view towards the committee’s responsibilities as enumerated in the committee’s charter; (e) Retaining outside advisors or experts as may be required; (f) Reporting to the Board on the work of the committee and material matters discussed or considered by the committee at least quarterly, or more frequently as necessary, building an environment of open communication and robust discussion at the Board level; and (g) Maintaining regular communication with the Chairman, Lead Director, and Chief Executive Officer, as well as other members of senior management. Chief Executive Officer The role of the Chief Executive Officer of CI is to maximize the value of the business of CI through the development and execution of strategic decisions, aligned with the short and long-term objectives of the Corporation and its shareholders. The CEO is responsible for management of the Corporation’s operations,

CI FINANCIAL Proxy Circular 65 resources and performance in a manner that strengthens and enhances the Corporation’s position as a leading wealth management firm. The CEO is also responsible for leading and developing key management personnel. The key responsibilities of the CEO include, but are not limited to, the following: (a) Lead the development and execution and communication of a formal strategic plan to drive organizational performance, grow the Corporation and enhance the profile and reputation of the business; (b) Appropriately allocate the Corporation’s capital, people and other resources according to the Corporation’s goals and manage the Corporation’s overall financial soundness; (c) Identify and pursue valuable growth opportunities, both organically and through strategic transactions; (d) Ensure the Corporation’s continued focus on developing products that are responsive to the needs of investors as well as innovative investment products to create and develop new demand in order to increase assets under management and maintain and grow the Corporation’s competitive position within the industry; (e) Serve on the Board as a Director of the Corporation; (f) Cultivate a productive working relationship with the Board and effectively communicate with the Board with respect to the Corporation’s business, items of importance for consideration and developments that may have material strategic or other implications for the Corporation; (g) Build and lead an effective management team and develop, strengthen and leverage the skills of senior executives; (h) Evaluate the performance of the senior officers of the Corporation and establish and implement an appropriate compensation plan for the senior officers; (i) Develop a succession plan designed to ensure the continued effective management of the Corporation; (j) Set the “tone at the top” and foster a corporate culture that promotes openness, integrity, ethics, trust and corporate diversity and ensures that all decisions are conducive to enhancing shareholder value and promoting the profile and reputation of CI; (k) Ensure the design and implementation of reliable internal control systems and disclosure controls and procedures within the Corporation; (l) Ensure the design and implementation of effective enterprise risk management systems to monitor, evaluate and manage key business risks; (m) Foster partnerships with financial institutions that will enhance our business offering; (n) Manage legal, regulatory and market-driven challenges and assess how such changes affect the strategic direction of the Corporation; and (o) Act as the principal spokesperson for the Corporation, lead and nurture open communication and promote and maintain positive and effective relationships with the Corporation’s shareholders,

CI FINANCIAL Proxy Circular 66 employees, investors and analysts, as well as government authorities, regulators, other stakeholders and the public. The Directors review the performance of the individuals who occupy these positions on at least an annual basis and use this opportunity to assess and update the responsibilities of each committee and its chair as described above under “Board, Committee and Director Assessment”. Orientation and Education CI provides an orientation program for newly elected Directors and provides information for all Directors on the activities of CI and its subsidiaries on an ongoing basis. Board members are also provided with opportunities to attend continuing education programs run by third parties. The GHRC Committee oversees Director orientation to assist new Directors in understanding the operation of the business and the affairs of the Corporation and the role of, and expectations as to contributions to be made by, the Board and its committees. New Directors meet with senior management, including the Chief Executive Officer, for comprehensive sessions on the Corporation’s financial performance, including key value metrics and risk management, the Corporation’s business lines and the role of operations, governance and compliance. New Directors also receive a Director Orientation Manual, which, along with other material, contains a summary of CI’s structure and key policies and procedures, including the Code. Directors are offered the opportunity on a regular basis, and new Directors are required, to tour CI’s head office operations and to meet and make inquiries of CI and its subsidiaries’ senior managers. Between meetings of the Board, senior management keeps Board members up to date on the business of the Corporation. CI encourages its Directors to maintain the skills and knowledge necessary to meet their obligations as Directors and as members of Board committees. Management arranges for speakers both internal and external to the Corporation, who are knowledgeable about the industry and the economy, to meet with the Board, without management present, to discuss matters of interest to the Board and answer questions. In addition, as summarized in the table below, during 2020, Directors participated in information and education sessions on a variety of topics as part of the Corporation’s regularly scheduled or special Board and committee meetings. TOPIC FORUM BUSINESS DEVELOPMENT & STRATEGY Quarterly reports concerning sales and marketing of retail products as well as updates on institutional business and portfolio management led by responsible executives of the Corporation and its affiliates, as applicable. All quarterly Board meetings. CORPORATE DEVELOPMENT AND STRATEGY Quarterly update focusing on opportunities, challenges and strategies led by Chief Executive Officer and appropriate executives responsible for operating areas of the Corporation. All quarterly Board meetings. HUMAN RESOURCES Information and education sessions on human resources and employment considerations led by Chief Talent Officer. All quarterly GHRC Committee meetings. Information sessions on employee health and safety vis-à-vis the COVID-19 pandemic led by the head of the pandemic response team, Chief Talent Officer, or Chief Executive Officer. Board meetings March 16, 2020; March 23, 2020; March 30, 2020; April 6, 2020; April 21, 2020.

CI FINANCIAL Proxy Circular 67 INDUSTRY UPDATE Information and education session on the Integrated Investment Management Platform led by Senior Vice-President, Investment Management. Board meeting on August 5, 2020. Information and education session on advanced analytics and distribution prediction led by Boston Consulting Group, an external marketing consultant. Board meeting on November 11, 2020. Information and education session on CI Private Wealth led by Hogan Lovells LLP Board meeting on December 3, 2020. Information and education session on the U.S. RIA business model led by Mark Griege, Chief Executive Officer of RGT Advisors. Information session on December 10, 2020. INFORMATION TECHNOLOGY Information and education sessions on information technology and security presented by the President and Chief Operating Officer on reports by the Chief Technology Officer and Chief Information Security Officer. All quarterly Audit and Risk Committee meetings. RISK MANAGEMENT Information and education sessions on the Corporation’s risk management structure, function and process provided by the Chief Risk Officer, and President and Chief Operating Officer. All quarterly Audit and Risk Committee meetings.

CI FINANCIAL Proxy Circular 68 To date in 2021, Directors have participated in the following information and education sessions as part of the regularly scheduled meetings of the Board or committees, as indicated, which were held in February 2021. Board Diversity CI believes in diversity and values the benefits that diversity can bring to the Board. Diversity enhances decision-making and can enable the Board to function more effectively in fulfilling its core responsibilities. CI has an inclusive culture which respects and encourages diversity at all levels of the organization. CI and the Board believe that diversity of thought, problem solving approaches and views enhances decision-making and provides for more effective management of the Corporation. For purposes of Board composition, diversity includes, but is not limited to, differences in age, ethnicity, religion, business experience, education, skills or gender. As noted above, your Board members collectively possess a broad range of skills, experience and business knowledge. The Board does not have a specific policy regarding diversity or a target for gender diversity; however, the GHRC Committee is required to and does consider gender diversity when recruiting and making recommendations regarding new Directors. The Corporation and the Board are committed to a merit-based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the GHRC Committee and TOPIC FORUM CORPORATE DEVELOPMENT AND STRATEGY Quarterly updates focusing on opportunities, challenges and strategies led by Chief Executive Officer. Board meeting on February 10, 2021. BUSINESS DEVELOPMENT & STRATEGY 2021 strategic planning, budget, financial presentation and capital allocation led by the Chief Executive Officer, Chief Financial Officer, and Vice- President, Strategy and Investor Relations. Board meeting on February 10, 2021. HUMAN RESOURCES Information and education sessions on human resources and employment considerations led by head of human resources. GHRC Committee meeting on February 9, 2021. INDUSTRY UPDATE Information and education session on foreign private issuer status, U.S. merger and acquisition issues and the U.S. litigation environment, led by Skadden, Arps, Slate, Meagher & Flom LLP Board meeting on February 10, 2021. U.S. RIA acquisition pipeline presented by the Chief Executive Officer, and Senior Vice-President, Strategy and Corporate Development Board meeting on February 10, 2021. INFORMATION TECHNOLOGY Information and education sessions on information technology and security presented by the President and Chief Operating Officer on reports by the Chief Technology Officer and Chief Information Security Officer. Audit and Risk Committee meeting on February 9, 2021. RISK MANAGEMENT Information and education session on the Corporation’s risk management structure, function and process led by Chief Risk Officer. Enterprise wide compliance update and report thereon presented by the Senior Vice-President, Global Compliance. Audit and Risk Committee meeting on February 9, 2021. Audit and Risk Committee meeting on February 9, 2021.

CI FINANCIAL Proxy Circular 69 the Board will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board. When filling vacancies on the Board, the Board directs the GHRC Committee to ensure that female candidates are given serious, appropriate consideration, taking into account the importance of diversity on our Board. The objective of the GHRC Committee in recruiting new Directors is to ensure that the Board as a whole possesses diverse characteristics. At any particular time, the Board will be looking for candidates with the right mix of age, skills, experience and industry knowledge to fill a vacancy. Female candidates for Director will be included in the list of potential Board nominees. When considering new candidates to fill vacancies on the Board, the GHRC Committee considers both male and female candidates. The Board currently has two female Directors and six male Directors for a proportionate representation by women on the Board of 25%. Following the close of the Meeting, assuming all Directors are elected, the Board will have two female Directors and six male Directors maintaining the proportionate representation by women on the Board at 25%. Employee and Executive Officer Diversity Diversity is integrated into our approach to talent management. The Corporation recognizes that diversity of thought enhances decision-making. Management also believes that diversity of thought is more likely to occur in an inclusive culture that respects differences, whether these differences are on the basis of age, ethnicity, religion, skills, experience, education or gender. The Corporation has a very diverse employee population. The Corporation hires from the largest possible pool of talent on the basis of merit and then takes steps to ensure that the employees are supported and encouraged to achieve their career potential. Management is not aware of any institutional barriers to career advancement based on gender or other differences. In October 2020, the Corporation established a Diversity and Inclusion Committee (the “D&I Committee”) in support of the Corporation’s commitment to championing and modelling a corporate culture based on diversity and inclusion. The goal of the D&I Committee is to support a culture in which all of CI’s employees will feel valued, trusted and authentic through training and awareness initiatives. The D&I Committee is currently comprised of 13 members from a cross-section of the Corporation. The D&I Committee plans one activity per month along with a Monthly Spotlight on Diversity overseen by senior members of the HR leadership team with a purpose to amplify the voices of the historically under-represented while educating toward more inclusive behaviours. Additionally, CI expanded its Women in Financial Services Mentorship Program, in place since 2012, to be gender neutral and provide consideration for inclusive representation. We are proud to acknowledge that 70% of participants identified as members of a designated group and now participate in a structured program designed to prepare them for advancement to leadership roles. The program includes exclusive mentorship by Senior Executives. Time Period Percentage of Female Directors Prior to 2013 0% 2013-2017 14% 2018 – March 2019 25% March 2019 – June 2019 22% June 2019 – Present 25%

CI FINANCIAL Proxy Circular 70 Diversity and the objective of ensuring that all employees, officers and Directors are treated with integrity, honesty, fairness and respect, is a fundamental value that underlies CI’s policies and procedures. The consideration of the representation of women in senior officer positions is governed under these practices. Management is required to and does consider diversity in the hiring and advancement of executives and senior management. Management is concerned that the imposition of a target for women in executive officer positions could frustrate the ability of management to choose the person that they have determined is the best for the job and could be perceived by employees and potential employees as unfair. For that reason, CI does not establish targets for gender diversity. The Corporation, including its major subsidiaries, has 14 female executive officers representing approximately 37% of the total number of executive officers. Compensation The Board, acting on the recommendation of the GHRC Committee, reviews the adequacy and form of the compensation paid to the Chief Executive Officer, as well as any individual that reports to the Chief Executive Officer, and approves such compensation, as described in the Compensation Discussion and Analysis. The GHRC Committee or the Board may retain a compensation consultant to assist them in determining compensation. Upon the recommendation of the GHRC Committee, the Corporation engaged Korn Ferry on April 15, 2021 to provide consulting services in respect of developing and recommending components and specific metrics to be incorporated into the CEO Scorecard. The Board, acting on the recommendation of the GHRC Committee, also reviews and approves the amount and form of annual compensation to be paid to the Directors and ensures that it reflects the workload and responsibilities of the Directors as well as the risks to which they are exposed. Share Ownership by Executive Officers and Directors The Board has adopted the following Share Ownership Guidelines to further align the interests of the Corporation’s executive officers and non-employee Directors of the Board with the interests of the Shareholders and to promote the Corporation’s commitment to corporate governance (the “Share Ownership Guidelines”). The Share Ownership Guidelines for executive officers are determined as a multiple of the officer’s base salary. The Share Ownership Guidelines for non-employee Directors are determined as a multiple of the regular annual retainer paid to Directors for service on the Board. The thresholds set out in the Share Ownership Guidelines may be satisfied by Shares deliverable upon settlement of RSUs or DSUs but does not include Shares underlying stock options. Position Ownership Requirement Chief Executive Officer 10 times base salary President 5 times base salary Executive Officers 3 times base salary Other executives designated by the Board To be determined by the Board Chairman of the Board 5 times annual retainer Non-employee Directors of the Board 3 times annual retainer

CI FINANCIAL Proxy Circular 71 Individuals subject to the Share Ownership Guidelines are required to achieve the applicable ownership threshold within three years after first becoming subject to the Share Ownership Guidelines. If an individual becomes subject to a greater ownership amount, due to promotion or an increase in base salary or annual Director’s fees, the individual is expected to meet the higher ownership threshold within two years. Share prices of all companies are subject to market volatility. The Board believes that it would be unfair to require an executive officer or Director to buy more Shares simply because the Corporation’s share price drops temporarily. In the event there is a significant decline in the Corporation’s Share price that causes a Director’s or executive officer’s holdings to fall below the applicable threshold, the Director or executive officer shall not sell or transfer any Shares until the threshold has again been achieved. As of the date hereof, each Director standing for re-election holds Shares and DSUs that have, or previously during their tenure as a Director had, a market value at or above the minimum requirement. In aggregate, the nominated Directors own or control 20,119,193 Shares, DSUs and/or RSUs, representing approximately 9.80% of the outstanding Shares as of the date of this Information Circular, and aligning their interests with yours. Restrictions on Trading and Hedging Shares of the Corporation Under our Insider Trading Policy, employees, officers and Directors are prohibited from speculating in Shares, purchasing financial instruments to hedge or offset a decrease in the market value of Shares owned, short selling Shares, selling a call option in Shares, or buying a put option in Shares.

CI FINANCIAL Proxy Circular 72 NORMAL COURSE ISSUER BID Effective June 15, 2020, the TSX accepted CI’s notice of intention to commence a normal course issuer bid through the facilities of the TSX (the “Notice”). Under the bid CI may purchase up to 19,676,318 Shares at the prevailing market price. Purchases under the bid will terminate no later than June 17, 2021. As of March 31, 2021, CI has acquired an aggregate of 14,374,991 Shares under the normal course issuer bid at an average price of $17.49 per Share. In February 2017, the TSX accepted notice from CI that Shares may be purchased under the Corporation’s normal course issuer bid by a trustee and used to settle vested RSUs under the RSU Plan, subject to certain of the TSX’s rules relating to normal course issuer bids and with such Shares counted towards the Share maximum that may be purchased under the Corporation’s normal course issuer bid. Shares purchased by CI under the normal course issuer bid will be cancelled, and Shares purchased by a trustee as described above will remain outstanding and be delivered to settle vested RSUs. Shareholders may obtain a copy of the Notice, without charge, by contacting the Corporate Secretary of CI. The Corporation intends to renew its normal course issuer bid effective June 18, 2021, subject to receipt of approval from the TSX. RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING Any shareholder who intends to present a proposal at next year’s Annual Meeting of Shareholders must comply with the requirements of the Business Corporations Act (Ontario). Shareholders must send the proposal to the Corporation’s Corporate Secretary at 2 Queen Street East, 19th Floor, Toronto, Ontario M5C 3G7 Canada, no later than April 15, 2022, in order for the proposal to be included in the proxy materials sent to Shareholders for that meeting. ADDITIONAL INFORMATION Additional information relating to CI is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com under the “CI Financial” section. Detailed financial information is provided in CI’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year. Securityholders may request copies of CI’s financial statements, MD&A, Annual Information Form and Annual Report for the most recent fiscal year upon request to the Corporate Secretary of CI at the head office of CI or obtain them on CI’s website at www.cifinancial.com. OTHER BUSINESS Management of CI currently knows of no matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.

CI FINANCIAL Proxy Circular 73 DIRECTORS’ APPROVAL The Board of Directors of CI have approved the contents of this Information Circular and have authorized us to send it to our Shareholders. A copy of the Information Circular has also been sent to each Director and our auditor. Toronto, Ontario April 28, 2021 By Order of the Board of CI Financial Corp. BRADLEY R. HOWARD Corporate Secretary CI Financial Corp.

CI FINANCIAL Proxy Circular 74 SCHEDULE A ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the meeting of the shareholders of CI Financial Corp. in respect of the year-ended December 31, 2020. * * * * * If you have not indicated how you would like to vote your Shares on the Say on Pay vote, those Shares will NOT be voted on this resolution.

CI FINANCIAL Proxy Circular 75 SCHEDULE B CI FINANCIAL CORP. BOARD OF DIRECTORS’ MANDATE As of April 28, 2021 The Board of Directors (the “Board”) of CI Financial Corp. (the “Company”) is responsible for the stewardship of the Company and in that regard has the duty to manage or supervise the management of the business and affairs of the Company. Composition The Board is elected annually by shareholders. The Board shall consist of a minimum of three and no more than fifteen Directors, with the number of Directors from time to time within such range being fixed by resolution of the Directors. A majority of Directors shall be “independent” according to all applicable standards of independence under applicable laws, regulations, rules and stock exchange requirements or guidelines. All committees of the Board shall be composed solely of independent Directors. The Board shall consider its size and composition on a regular basis, taking into account its responsibilities, the collective skills, expertise, experience and attributes of its members and the risks and strategic direction of the Company. Term Limits Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. Term limits are not intended to discourage the full and frank assessment of each Director’s contribution to the Board on an annual basis. Term limits do not apply to the Chief Executive Officer. Effective February 13, 2020, the Board adopted a term limit of up to four years for the position of Lead Director. Effective upon the appointment of the next duly appointed Chairman of the Board, the Board adopted a term limit of up to five years for such position. Duties and Responsibilities The Board is responsible for the supervision of the business and affairs of the Company. Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its mandate, the Board’s oversight and monitoring responsibilities include: Strategic Planning Developing a depth of knowledge of the Company’s operations and business to assess the assumptions on which the Company’s strategic plans are based. Providing oversight and guidance on the strategic issues facing the Company and the development of the strategic plan.

CI FINANCIAL Proxy Circular 76 Approving significant business decisions not specifically delegated to management. Approving, on at least an annual basis, a strategic plan of the Company, taking into account the risks and strategic direction of the Company. Financial Information and Internal Controls Overseeing the financial reporting and disclosure obligations of the Company imposed pursuant to laws, regulations, rules or policies. Monitoring the integrity of the Company’s management information systems and the effectiveness of its internal controls through regular reporting by management and others. Overseeing the processes underlying management’s certification and attestations with respect to the Company’s internal control and disclosure control procedures. Approving the Company’s financial statements, management’s discussion and analysis (MD&A) and press releases disclosing financial information and overseeing the Company’s compliance with audit, accounting and reporting requirements. Overseeing management of taxation issues. Identification and Management of Risks Reviewing reports of and receiving presentations related to processes in place to identify, manage and mitigate the principal risks inherent in the Company’s business and operations. Overseeing and monitoring processes to provide reasonable assurance that the business of the Company is being operated in compliance with all applicable legal and regulatory requirements. Human Resource Management and Executive Compensation • Reviewing and approving compensation policies and practices to enable the Company to attract, develop and retain skilled senior executives. • Overseeing the Company’s executive compensation and the compensation philosophy used in determining the compensation awarded to non-executive employees. • The Board shall determine the terms of non-employee director compensation upon the recommendation of the Governance, Human Resources, and Compensation Committee, which will periodically review the Company’s director compensation policies and practices. • Overseeing succession planning for senior management, including recruiting, appointment and evaluation and, if necessary, termination of the Chief Executive Officer, and oversight of appointment and performance of other senior executive officers. • The Board shall consider, and, where advisable, approve significant changes to the overall executive management structure based on the recommendation of the Governance, Human Resources, and Compensation Committee. Governance Developing, approving and monitoring the Company’s approach to corporate governance. Monitoring the size and composition of the Board and, at least annually, assessing the skills, expertise, experience, competencies and attributes of each Board member. Examining, at least annually, the role and responsibilities of each of the Board committees to improve the effectiveness and efficiency of the Board.

CI FINANCIAL Proxy Circular 77 Promoting a Board culture that optimizes Board effectiveness. Taking reasonable steps to ensure that the Company has procedures in place to permit the Board to function independently. Integrity and Ethics Approving and monitoring compliance with the Company’s Code of Business Conduct and Ethics and other policies which foster a culture of integrity. Obtaining reasonable assurance that the senior management strives to create a culture of integrity. Establishing and overseeing a whistleblower process. Corporate Communications Satisfying itself that appropriate procedures and policies are in place regarding accurate and timely public disclosure, including reviewing and approving the Company’s Disclosure Policy. Monitoring compliance with applicable corporate and securities law requirements regarding the accuracy and timeliness of disclosure. Committees Subject to applicable laws and the Articles and By-laws of the Company, the Board shall delegate certain authority and responsibilities to its committees and require that each of them perform certain advisory functions and make recommendations to the Board in accordance with written charters. The Board has approved charters for each Board committee and shall approve charters for each new Board committee. The Board has established the following standing committees: the Audit and Risk Committee and the Governance, Human Resources, and Compensation Committee. The Board may establish other Board committees or merge or disband any Board committee. Each committee is required to reassess its written charter at least annually and report to the Board thereon. The Board has also approved position descriptions for the Committee Chairs, the Lead Director and the Chairman of the Board. To facilitate communication between the Board and each Board committee, each Committee Chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting. The Lead Director shall be an ex officio member of each of the Board’s standing committees, unless otherwise appointed to be a member of such committee. Meetings The Board shall schedule four regular meetings annually and special meetings shall be called as necessary. The frequency of meetings and the nature of agenda items shall depend on the state of the Company’s affairs and particular opportunities or risks that the Company faces. In its discretion, the Board may elect to conduct all or any part of its meetings in the absence of management and/or the non-independent Directors. Secretary and Minutes The Corporate Secretary, his or her designate or any other person the Board requests shall act as Secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval. Meetings Without Management The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent Directors and members of management are not present.

CI FINANCIAL Proxy Circular 78 The Lead Director, or his or her designate or any other person that the Board requests, shall act as Secretary for any regularly scheduled meetings, or portions of regularly scheduled meetings, at which members of management are not present. The Lead Director will inform the Secretary of any action items during an in camera meeting and the Secretary will include such action items in the minutes of the meeting. Directors’ Responsibilities Each Director is expected to commit the time and resources necessary to properly carry out his or her duties. Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors are expected to adequately prepare for all meetings of the Board, which requires each Director, at a minimum, to have read and considered the materials sent to them in advance of each meeting, and to actively participate in the meetings. New Directors are expected to understand fully the role of the Board and its committees and the expected contribution of individual Directors. The Lead Director and the Chairman of the Board are responsible for setting a carefully crafted agenda, as well as fulfilling all other responsibilities enumerated in their respective position descriptions. Directors may propose agenda items through communication with the Lead Director. Service on Other Boards and Committees To ensure that each Director is able to commit sufficient time and energy to fulfill his or her duties as a member of the Board, and to avoid circumstances that may impact independence, the Board has established guidelines with respect to service by Directors on outside public company boards of directors and committees. Exceptions to the below guidelines may be granted with the consent of the Board. (a) Service on Other Public Company Boards Directors who are chief executive officers or other senior executives of public companies may hold at most two outside public company directorships and other Directors may hold no more than four outside public company directorships. (b) Service on Other Public Company Audit Committees No Director that is a member of the Audit and Risk Committee may sit on more than three public company audit committees. (c) Board Interlocks No more than two Directors may sit on the same outside public company board of directors. (d) Chief Executive Officer Service on Other Public Company Boards The Company’s Chief Executive Officer may not sit on the board of directors of an outside public company. (e) Other Conflicts of Interest No Director may serve on the board of a competitor or of a regulatory body with oversight of the Company or its subsidiaries or any other board which the Governance, Human Resources, and Compensation Committee reasonably determines is inadvisable. Directors are required to advise the Chairman of the Board and the Chair of the Governance, Human Resources, and Compensation Committee before accepting a directorship on an additional public, private or not-for-profit board (or similar body) or membership on an additional board committee in order to provide an opportunity to verify that a Director continues to have the time and commitment to fulfil his or her obligations to the Board and to be satisfied that the Director is in compliance with the above guidelines and no real or apparent conflict of interest would result.

CI FINANCIAL Proxy Circular 79 In addition, Directors must notify the Chairman of the Board and the Chair of the Governance, Human Resources, and Compensation Committee before establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the Director’s relationship to the Company or its affiliate or potentially impact the reputation of the Company. Continuation of Board Members When a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, principal occupation, industry affiliation, other boards on which the Director serves etc.), the Board shall, considering the recommendation of the Governance, Human Resources, and Compensation Committee and in light of all the circumstances, determine whether to request that the Director resign. Authority of the Board The Board shall have unrestricted access to management and employees of the Company. The Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports. Subject to prior consultation with the Chief Executive Officer (except in unusual circumstances), the Board is authorized to: • retain and terminate external legal counsel, consultants and other advisors it determines necessary to carry out the Board’s duties and responsibilities; and • set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Board. Security Ownership by Directors Each Director (except Directors who are officers of the Company) is required to beneficially own that number of securities of the Company the market value of which is at least three times the regular annual cash retainer paid to such Director. New Directors will be given three years following their appointment to meet this ownership requirement. The Chairman of the Board is required to beneficially own that number of securities of the Company the market value of which is at least five times the regular annual cash retainer paid to the Chairman. The Chief Executive Officer is required to beneficially own that number of securities of the Company the market value of which is at least ten times their current base salary. Director Education New directors will be provided with a director orientation program regarding the operation of the business and affairs of the Company and the role of, and expectations as to the contributions to be made by, the Board and its committees. Directors are expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform their responsibilities as directors. Board Assessment The Governance, Human Resources, and Compensation Committee will coordinate an annual self- assessment of the Board and each committee’s performance and will discuss the results of the assessment with the full Board and each committee. These assessments shall take into account, among others, the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee and the contribution of each director to the effectiveness of the Board.

CI FINANCIAL Proxy Circular 80 Annual Review of the Mandate In connection with the preparation of the Company’s management information circular for the annual meeting of shareholders, the Board shall review and reassess the Mandate for adequacy and make changes as it deems necessary. No Rights Created This Mandate is a statement of broad policies and is intended as a component of the governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

2 Queen Street East, Twentieth Floor Toronto, Ontario M5C 3G7 Phone: 416.364.1145 Toll-Free: 1.800.268.9374 Email: investorrelations@ci.com Email (independent director): ci@muir99.com www.cifinancial.com